SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 12, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom Management Report for the six months ended June 30, 2002 and 2003

MANAGEMENT REPORT

For the six months ended
June 30, 2002 and 2003

August 31, 2003

The following discussion contains unaudited historical financial data as of and for the six months ended June 30, 2002 and 2003, extracted or derived from unaudited consolidated financial statements which were the subject of a limited review by France Telecom’s statutory auditors in accordance with professional standards applicable in France.

1. OVERVIEW

1.1. ACTIVITY AND OPERATING RESULTS

1.1.1. Principal Operating Results

The changes in the France Telecom group’s (“France Telecom” or the “Group”) revenues, operating income before depreciation and amortization and amortization of actuarial adjustments in the early retirement plan (“operating income before depreciation and amortization”, formerly known as EBITDA), operating income, and the balance of operating income before depreciation and amortization less CAPEX (investments in tangible and intangible assets excluding licenses) are presented in the following sections, on both a historical and on a comparable basis.

France Telecom’s management uses operating income before depreciation and amortization and operating income before depreciation and amortization less CAPEX to evaluate France Telecom’s and its divisions’ operating performance, on which it bases the performance reviews of the executives who manage its divisions. The measure of operating income before depreciation and amortization less CAPEX is calculated to permit better evaluation of the efforts of operating divisions on the basis of investments in tangible and intangible assets excluding non-recurring investments (acquisition of licenses).

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Revenues	22,852	22,002	22,472	3.9%	1.7%
Operating income before depreciation and amortization(1)	8,485	6,802	6,870	24.7%	23.5%
Operating income	4,645	3,180	3,182	46.1%	46.0%
Investments in tangible and intangible assets excluding UMTS/GSM licenses	2,162	3,073	3,221	(29.7)%	(32.9)%
UMTS/GSM licenses	0	61	61	ns	ns
Operating income before depreciation and amortization less CAPEX(2)	6,323	3,729	3,649	69.6%	73.3%
Average number of full-time employees	225,592	253,139	227,284	(10.9)%	(0.7)%

(1)	Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.
(2)	Investments in tangible and intangible assets excluding licenses (see Note 4 to the Consolidated Financial Statements).

On a historical basis, France Telecom’s revenues increased to € 22.9 billion during the first six months of 2003, an increase of 1.7% compared to the first six months of the preceding year. The growth in revenues on a historical basis was marked by (i) the negative effect of exchange rates, which amounted to a loss of € 1.117 billion between these two periods, and (ii) by the effects of changes in the scope of consolidation, principally due to the sales of TDF on December 13, 2002 and Casema on January 28, 2003, and the transfer of ownership of the FTM Lebanon network to the Lebanese Government as of August 31, 2002, partially offset by the consolidation of the Polish operator, TP Group (TP SA and its subsidiaries) as of April 1, 2002.

Operating income before depreciation and amortization grew 23.5% during the first six months of 2003 as compared to 2002, mainly as a result of the consolidation of the TP Group (the Polish operator TP SA and its subsidiaries), the strong growth in operating income before depreciation and amortization of high growth operations (wireless, Internet, worldwide data transmission services to companies) and the stability shown by fixed line services in France.

Operating income showed growth of almost 46% over the same period. The balance of operating income before depreciation and amortization less CAPEX grew 73.3% as a result of growth in operating income before depreciation and amortization and the significant decrease in investments in tangible and intangible assets excluding licenses (–32.9%), principally due to declines in the “Orange” and “Fixed Line, Distribution, Network, Major Accounts and Operators segments”.

In order to provide a basis of comparison with the results as of June 30, 2003, figures on a comparable basis at constant exchange rates are set forth for the first six months of 2002. To this end, the actual results of the six months ended June 30, 2002 are retained, while the results for the corresponding period of the previous year have been adjusted to reflect changes in the scope of consolidation and eliminate exchange rate effects by applying the average exchange rate used in the income statement for the first six months of 2003 to the first six months of 2002.

Figures on a comparable basis permit a more meaningful economic comparison, by restating the results as of June 30, 2002 as the France Telecom group was configured as of June 30, 2003. They reflect mainly the events described in the following table and correspond, in part, to variations in the scope of consolidation and significant developments, including, among others:

–	full consolidation of TP Group as of April 1, 2002,

–	full consolidation of eresMas as from November 1, 2002,

–	sale of TDF on December 13, 2002,

–	transfer of ownership of FTM Lebanon network to the Lebanese government as from August 31, 2002,

–	sale of Casema on January 28, 2003,

–	sale of Wanadoo Belgique on February 6, 2003, retroactively to January 1, 2003.

In addition, reported results are also affected by variations in exchange rates, principally involving the following currencies:

–	the pound sterling,

–	the US dollar,

–	the Polish zloty,

–	the Egyptian pound.

			June 30, 2002 on a comparable basis (unaudited) June 30, 2002 historical(1)

	June 30 2002 on a comparable basis	Date event occurred	Revenues	Operating income before depreciation and amortization (€ millions)	Operating Income

June 30, 2002 Historical Data			22,472	6,870	3,182

Consolidation Date

TP Group (TP SA and its subsidiaries)	January 1, 2002	April 1, 2002	1,209	517	240
eresMas	January 1, 2002	November 1, 2002	34	(25)	(33)
Withdrawal from Consolidation

TDF	January 1, 2002	January 1, 2003	(348)	(155)	(89)
FTM Lebanon: transfer of ownership of network to the Lebanese government	January 1, 2002	August 31, 2002	(190)	(79)	(51)
Casema	January 1, 2002	January 28, 2003	(83)	(33)	7
Wanadoo Belgique	January 1, 2002	January 1, 2003	(3)	4	4

Other insignificant variations			28	9	8

June 30, 2002 on a comparable basis at historical exchange rates (June 30, 2002)			23,119	7,108	3,268

Translation adjustments			(1,117)	(305)	(88)

June 30, 2002 on a comparable basis at constant exchange rates (June 30, 2003)			22,002	6,802	3,180

(1)	Impact on the France Telecom Group’s 2002 revenues, operating income before depreciation and amortization, and operating income (after inter-segment eliminations) presented on a comparable basis.

The principal exchange rate effects on information on a comparable basis are as follows:

	Translation adjustments impact on comparable basis figures(1)

	Revenues	Operating income before depreciation and amortization (€ millions)	Operating Income

Translation adjustment	(1 117)	(305)	(88)

TP Group	(339)	(144)	(68)
Equant	(279)	45	97
Orange UK	(266)	(80)	(44)
Mobinil, ECMS (Egypt)	(73)	(38)	(20)
Other variations	(160)	(88)	(53)

(1)	Impact of the change in exchange rates between the comparable basis figures at historical exchange rates (June 30, 2002) and the comparable basis figures at constant exchange rates (June 30, 2003). After inter-segment eliminations.

On this comparable basis, revenues increased 3.9% for the period ended June 30, 2003, mainly due to the increases in wireless and Internet activities, especially internationally.

Operating income before depreciation and amortization increased 24.7% and operating income increased 46.1%, highlighting the France Telecom Group’s improved operating profitability. This growth was mainly due to increases in wireless, Internet, and international activities, as well as to savings realized in the main segments, especially fixed line services in France.

Thus, by focusing on growth sectors and continuing management improvements, the France Telecom Group’s operating income before depreciation and amortization margin increased from 30.9% at June 30, 2002, on a comparable basis, to 37.1% at June 30, 2003. Operating income before depreciation and amortization less CAPEX rose 69.6%.

1.1.2. Principal Net Income and Debt Figures

Interest expense for the six months ended June 30, 2003 was € 2,052 million, as compared to € 1,754 million for the year-earlier period. In addition, interest expense for the perpetual bonds redeemable for shares (“titres à durée indéterminée remboursables en actions”) issued in connection with the MobilCom settlement was € 140 million for the first six months of 2003.

Foreign exchange gains/(loss) net for the first six months of 2003 recorded a loss of € 83 million, as compared to a loss of € 87 million for the first six months of 2002.

Current income from integrated companies was € 2,270 million for the period ended June 30, 2003, as compared to € 1,215 million for the period ended June 30, 2002.

Other non-operating income/(expense) amounted to a total expense of € 370 million for the six months ended June 30, 2003, compared to an expense of € 9,339 million for the six months ended June 30, 2002. This item included gains on sales of € 92 million at June 30, 2003, mainly due to sales of holdings in Sprint PCS, Casema, and Eutelsat and real estate disposals. Non-operating expense for the six month period mainly involved restructuring costs at Orange and Equant, an adjustment of the provision for the Kulczyck put option (€ 256 million), losses on the repurchase of FT S.A. and Orange notes, and expenses in connection with sales of receivables, partially offset by reversals of provisions for Wind and Tesam.

For the period ended June 30, 2002, other non-operating income/(expense) reflected mainly exceptional provisions for MobilCom and NTL.

Income taxes for the period ended June 30, 2003, amounted to a benefit of € 3,231 million, as compared to an expense of € 2,296 million at June 30, 2002. The amount of income tax recorded for the first six months of 2003 mainly reflected the benefit of the exceptional deferred tax asset resulting from the operational reorganization of Orange of € 2,590 million, as well as the reversal of a provision for the group tax consolidation of FT S.A. of € 1,100 million.

Net income from integrated companies was € 5,056 million for the six months ended June 30, 2003, compared to a loss of € 10,471 million for the six months ended June 30, 2002.

During the first six months of 2003 equity in net income from affiliates amounted to a loss of € 111 million, compared to a loss of € 163 million for the year-earlier period.

Provisions for goodwill amortizations (excluding exceptional amortization) amounted to an expense of € 850 million at June 30, 2003, as compared to an expense of € 1,466 million at June 30, 2002, the decrease being due to exceptional provisions for amortization of goodwill taken at December 31, 2002.

At December 31, 2002, exceptional provisions for amortization of goodwill involved Equant, OCH, and JTC, in the total amount of negative € 5,378 million. At June 30, 2003, following a review of the value of goodwill, exceptional provisions for amortization were recorded mainly for Freeserve, QDQ Media, Mauritius Telecom, and BITCO and amounted to a total expense of € 1,041 million.

Net income of the consolidated group was € 3,054 million for the six months ended June 30, 2003, compared to a loss of € 12,100 million for the six months ended June 30, 2002.

Net income for the first six months of 2003 was € 2,522 million, compared to a loss of € 12,176 million for the first six months of 2002.

At June 30, 2003, France Telecom’s net financial debt (gross financial debt less cash and cash equivalents and marketable securities) was € 49,329 million, compared to € 68,019 million at December 31, 2002 and € 69,696 million at June 30, 2002. The amount of debt reduction therefore amounted to € 18,690 million compared with the level at December 31, 2002, largely due to the capital increase of € 14,852 million carried out in the first six months of 2003, the € 2,012 million in free cash flow (excluding asset disposals and increase in short-term marketable securities (SICAV de trésorerie) relating to the capital increase) generated in the first half, the € 1,199 million earned in sales of shareholdings, and the € 1,338 million due to the positive effect of exchange rate fluctuations on debt in foreign currency.

1.2. EVOLUTION OF THE GROUP

1.2.1. “Ambition FT 2005” plan (summary)

Immediately upon his arrival at the head of France Telecom on October 2, 2002, Thierry Breton commissioned a team of experts to carry out a complete review of France Telecom’s businesses and financial situation (the “State of the Company” mission (Etats des Lieux). The main conclusions of this study were presented to France Telecom’s board of directors on December 4, 2002. Based on the results of this “State of the Company” mission, France Telecom launched the Ambition FT 2005 plan, based on four components:

•	“TOP”: a program to improve operational performance, which aims to be the motor for France Telecom to generate during the period from 2003 to 2005 more than € 15 billion in net cash provided by operating activities less net cash used in investing activities. Those cash flows will be allocated to debt reduction.

•	“15+15+15”: a plan to strengthen France Telecom’s financial structure:

–	more than € 15 billion in net cash provided by operating activities less net cash used in investing activities, generated by the motor of the TOP program as described above and allocated to debt reduction;

–	€ 15 billion in additional equity, with the participation of the French State in its capacity as shareholder pro rata to its shareholding interest, i.e., approximately € 9 billion;

–	€ 15 billion from refinancing France Telecom’s debt.

These three initiatives will be implemented in parallel, with the objective of gaining greater strategic and financial flexibility and achieving a ratio of net financial debt to operating income before depreciation an amortization of between 1.5 and 2 by the end of 2005.

•	A strategy focused on customer satisfaction and integrated operational management of a portfolio of assets comprising businesses that are leaders in their principal markets, with strong brands such as France Telecom, Orange, Wanadoo and Equant. France Telecom will consider divesting itself of assets with weak strategic or financial positions, or those for which majority control is impossible. It will aim to develop strategic partnerships in areas that are not part of its core business and where it cannot attain critical size on its own.

•	A significantly restructured management team with a simplified organization, clear distinctions between the operational divisions and the central functions with responsibility for the whole of France Telecom, and greater responsibility assigned to managers.

1.2.2. Results of the “TOP” Operational Improvements Program for the First Two Quarters of 2003

The following table shows the savings realized in operating expenses and investments in tangible and intangible assets through implementation of the TOP program, by quarter and by half-year, between 2002 on a comparable basis and 2003.

	Variations 2003/2002 on a comparable basis (unaudited)

	First quarter	Second quarter (€ millions)	First half

CAPEX gains(1)	333	578	911
OPEX gains(2)	487	345	832

(1)	CAPEX: Investments in tangible and intangible assets, excluding GSM and UMTS licenses.
(2)	OPEX: Operating charges before depreciation and amortization of assets and before amortization of actuarial adjustments in the early retirement plan.

TOP projects crossed from the launch stage to the roll-out stage. Following immediate gains recorded in the first quarter of 2003, the gradual restructuring of principal procedures delivered its first results and is being integrated at all levels of the organization to improve operating performance in a continuing manner.

The results achieved from the TOP program during the first two quarters of 2003 exceeded targets. These results should permit an acceleration in debt reduction for the France Telecom Group, while reinforcing its growth.

Over the period 2003-2005, France Telecom’s goal is to generate € 15 billion of free cash flow(3) due to TOP. The objective for 2003 is to generate more than € 4 billion(4) in free cash flow (excluding asset disposals).

(3)	Free cash flow: net cash generated by operating activities, less net cash used in investing activities.
(4)	This amount does not take into account investment of cash received from the capital increase in short-term marketable securities (SICAV de trésorerie).

The improvement in operating income before depreciation and amortization less CAPEX was also demonstrated in the first half, reaching € 6.3 billion for the first six months of 2003, an increase of 69.6% on a comparable basis compared to the first six months of 2002 (73.3% on a historical basis).

•	First Quarter 2003:

The 100 TOP projects launched in January 2003 have created the dynamic anticipated since the beginning of the first quarter of 2003. France Telecom’s long-term goals for improving its operational performances are reflected throughout the group and are delivering the anticipated revenues.

France Telecom recorded € 3.1 billion in operating income before depreciation and amortization less CAPEX in the first quarter of 2003 compared to € 1.9 billion in the first quarter of 2002, on a comparable basis. This improvement of € 1.2 billion was generated by an increase in revenues of approximately € 350 million, OPEX gains of approximately € 500 million and CAPEX gains of approximately € 350 million.

The improvements recorded since the beginning of the first quarter of 2003 were due, in part, to short-term gains (Quick Wins) that surpassed expectations and were mainly made in purchasing, overhead costs and communications and marketing expenses.

Projects that aim to improve medium- and long-term operational performances were successfully launched. Their impact is less noticeable in the short term, but should gradually become more perceptible throughout the year and until 2005.

In the medium term, the impact of these projects should be realized:

–	in the area of investments (CAPEX) mainly due to an improvement of synergies and a better pooling of resources among France Telecom’s divisions; and

–	in the area of OPEX, as a result of an internalization of certain activities and an improvement in certain operational processes.

These permanent sources for improving operational performance will progressively help France Telecom realize gains on a short-term basis.

A selective reduction of investments in tangible and intangible assets in order to sustain growth: approximately € 350 million in gains

Approximately € 350 million in gains were realized in the area of investments in tangible and intangible assets in the first quarter of 2003.

Contributions by segment to the reduction in investments in tangible and intangible assets broke down as follows: 47% from Fixed line, Distribution, Network, Large Customers and Operators, 32% from Orange, 10% from Wanadoo and 11% from the segments Equant, TP Group and Other International.

The largest gains were derived:

–	one-third from Orange, mainly as a result of its withdrawal from Sweden and a better allocation of expenses in Switzerland, Denmark and The Netherlands.

–	one-third from “Networks and Operators” due to the completion of the modernization program for switching in France and a decrease in expenses internationally.

The France Telecom Group continues to invest, especially in areas of growth and development. Orange’s investments in tangible and intangible assets in the first quarter of 2003 remained at generally the same level overall as in 2002 in France and the United Kingdom. A 19% increase in investment expenditures in ADSL should allow for a better deployment of networks and a doubling in the number of ADSL lines in France in 2003. TP Group continues to modernize its network in Poland. WIFI was successfully launched and improvements within France Telecom’s divisions are anticipated in order to modernize the distribution and business networks.

The decrease in investments in tangible and intangible assets was due, in large part, to:

–	an improvement in process, with, for example, the creation of coordination efforts such as the investment committee. This committee oversees the consistency of investments and the investment decisions of the France Telecom group. The committee enables France Telecom to better define its priorities in accordance with its business plan;

–	an improved allocation of spending;

–	an improved pooling of resources; and

–	a better assessment of market needs.

Gains related to operating expenses: approximately € 500 million

Approximately € 500 million in gains were realized in operating expenses in the first quarter of 2003, representing a decrease of 6.3% compared to the first quarter of 2002 on a comparable basis.

The gains related to operating expenses were mainly due to short-term improvements (Quick Wins) linked to reductions in consulting, general and administrative expenses, communication and advertising. On a comparable basis, external purchases decreased by € 343 million between the first quarter of 2002 (€ 4,809 million) and the first quarter of 2003 (€ 4,466 million).

On a comparable basis, between the first quarter of 2002 and the first quarter of 2003:

–	The “Fixed line, distribution, network, large customers and operator” segment contributed to the reduction in operating expenses by € 249 million through reductions in equipment purchases and the internalization of certain activities, such as Transpac.

–	Orange’s operating expenses decreased by € 107 million. The restructuring of Orange in Switzerland, Denmark and The Netherlands as well as the withdrawal from Sweden also contributed to the reduction in operating expenses in this segment for the first quarter of 2003. The operational restructuring of Orange Corporate generated a savings of € 15 million at the end of March 2003. Reductions were also realized as a result of an improved coordination of corporate communication campaigns and a decrease in sponsoring expenses.

–	At Wanadoo, the optimization of customer services and an improvement in the sales and distribution strategy in France and the United Kingdom led to a slight increase in operating expenses of € 15 million, despite a 35.4% growth in activity on a comparable basis.

–	Equant contributed to the decrease in operating expenses by implementing a cost reduction plan, allowing it to significantly reduce direct costs (access, circuits and maintenance) and to record an important reduction in commercial and administrative costs. TP Group successfully pursued its continued restructuring, particularly relating to distribution and customer service. OPEX decreased € 133 million overall for the Equant, TP Group and Other International segments.

As a result of the sourcing project, € 369 million out of the goal of € 720 million in cash savings to be realized in 2003 has already been contracted and is expected to produce the anticipated results. The first wave of this project was successfully introduced. A purchasing volume of approximately € 5.4 billion is involved in this first wave of the program for which 18 out of 30 categories had already been launched as of March 31, 2003.

•	Second Quarter 2003:

TOP projects have crossed from the launch stage to the roll-out stage.

Progression of operating income before depreciation and amortization less CAPEX: an increase in the first half of approximately 70% on a comparable basis. Operating income before depreciation and amortization less CAPEX amounted to € 3.2 billion compared to € 1.8 billion for the second quarter 2002 on a comparable basis (approximately € 2 billion on a historical basis). This improvement of € 1.4 billion on a comparable basis was due to the increase of approximately € 485 million in revenues, approximately € 578 million for CAPEX gains and approximately € 345 million in OPEX gains. The positive trend in operating income before depreciation and amortization less CAPEX accelerated in the second quarter of 2003. Operating income before depreciation and amortization less CAPEX reached € 3.1 billion in the first quarter of 2003, representing an increase of € 1.2 billion on a comparable basis ( € 1.4 billion on a historical basis) compared to the first quarter 2002.

Example of a major shared project on OPEX and CAPEX: TOP Sourcing. With the TOP Sourcing program, the France Telecom Group becomes more efficient by improving the quality of its services and activities and by optimizing the prices of its purchases at both CAPEX and OPEX levels.

Under the TOP Sourcing Program, 100% of gains for 2003 have already been contractualized at mid-year.

The TOP Sourcing program is rolled out in three stages:

–	January – July 2003: 45% of the France Telecom Group’s total expenses are processed, representing € 8.3 billion, with an expected gain of more than € 700 million for the year 2003;

–	July 2003 – January 2004: 25% of expenses, representing € 4.6 billion, will be processed;

–	January 2004 – June 2004: 15% of expenses, representing € 2.7 billion, will be processed.

The remaining 15% will be processed at the local level.

The objective of the TOP Sourcing Program is to generate gains of € 4 billion over the period 2003-2005.

Progression of CAPEX: a controlled CAPEX level that should ensure long-term growth.

For the second quarter of 2003, CAPEX represented approximately € 1.1 billion, or 10% of quarterly revenues, compared to approximately € 1.7 billion for the second quarter 2002 on a comparable basis, representing a decrease of approximately 34%. CAPEX gains thus reached approximately € 578 million.

The CAPEX program is carried out through three series of initiatives:

–	The first level concentrated on immediate gains, standardizing specifications for purchases and eliminating redundancies. 25 IT programs were decided upon and CAPEX with regards to wireless services was optimized.

–	The second level focuses on putting in place corporate governance bodies such as investment committees and concentrates on prioritizing investments in programs focused on growth and productivity. These investment committees examine and prioritize the France Telecom Group’s most important projects.

–	The third level identifies convergent opportunities concerning infrastructure, services and billing systems. It focuses on pooling investments in information systems and implementing servicing platforms.

In the second quarter of 2003 and on a comparable basis, the most important gains came from Orange (approximately € 350 million) and fixed line telephony in France (approximately € 240 million).

CAPEX expenses in the second quarter of 2003 were mainly focused on growth sectors: approximately 80% of CAPEX during this period were allocated to growth sectors (compared to 20% in investments in maintenance, renewal and operations). CAPEX for the development of ADSL was on the rise compared to the second quarter 2002 in order to fulfill deployment goals (3 million broadband customers by the end of 2003 and a coverage rate of 90% by the end of 2005). As a result, the France Telecom Group’s CAPEX level should ensure long-term growth in growth markets.

Progression of OPEX: the second quarter benefited from process restructuring

OPEX amounted to approximately € 7.1 billion on a comparable basis in the second quarter 2003, representing a decrease of € 345 million compared to the second quarter of 2002, or approximately 62% of revenues compared to approximately 68% in the second quarter of 2002, an improvement of approximately 6 points in one year.

OPEX gains are mainly drawn from:

–	Immediate gains realized due to, for example, reductions in corporate lifestyle, such as streamlining business travel and reduction of expenses related to sponsorship.

–	The launch of pilot stages in the operational restructuring such as the streamlining of Orange UK’s international traffic, adopting new operating procedures, allowing, for example, the internalization of certain activities of fixed line telephony in France, and improved cost control, such as the streamlining of Equant’s access costs.

–	The deployment of operating procedures, with improved efficiency in expense committees and the complete alignment of the France Telecom Group’s policies and the sharing of best practices. With this perspective, the organization of regional service centers in France has become more efficient. Certain sale teams were regrouped and pooled at the France Telecom Group level and information platforms were pooled as well.

Gains in OPEX realized in the second quarter of 2003 on a comparable basis were mainly derived from external purchases, which experienced the largest decrease in the second quarter of 2003, at € 4.2 billion compared to € 4.7 billion for the second quarter of 2002, representing a decrease of € 424 million. For example, savings in consulting/advisory related expenses amounted to approximately € 80 million for the second quarter of 2003 while communication and advertising gains amounted to € 50 million.

1.2.3. Subsequent events

•	Capital increase reserved to employees

France Telecom granted to its employees, during June 2003, the possibility to subscribe to a capital increase reserved for employees. On July 28, 2003 the Chairman noted, based on subscription results, that 5,596,476 shares to be paid in cash were subscribed to, plus another 1,754,152 of free shares granted to the subscribers, representing a total number of new shares of 7,350,628.

•	Wind

On March 20, 2003, France Telecom signed an agreement with Enel in order to sell its 26.58% stake in Wind to Enel. The operation, which became effective on July 1, 2003, depended, among other conditions, upon regulatory authorizations which were obtained on June 16, 2003 (see Note 11 to the Consolidated Financial Statements).

•	Early redemption of bonds

On June 30, 2003, Orange Plc exercised its option to redeem in advance its bonds with a maturity date in August 2008 (see Note 18 to the Consolidated Financial Statements).

On July 22, 2003, France Telecom repurchased € 623 million of bonds convertible into Panafon shares (see Note 17 to the Consolidated Financial Statements).

On July 18, 2003, Orange plc launched a tender offer to repurchase for cash its notes due in 2006. This offer was completed on August 26, 2003 (see Note 18 to the Consolidated Financial Statements).

•	TDIRA

On August 25, 2003, France Telecom and TDIRA holders agreed (i) to amend the TDIRA conditions for remuneration in order to become closer to market conditions following better conditions on interest rate spread granted to France Telecom since its capital increase completed on April 15, 2003 and (ii) to postpone the period during which bond holders cannot sell their TDIRA from October 15, 2003 (date initially planned) until June 30, 2004 (see Note 24 to the Consolidated Financial Statements).

On August 29, 2003, France Telecom launched an auction process with TDIRA holders in order to repurchase part of the TDIRA. The final result of this operation will be known in the beginning of September 2003.

•	Freeserve

Freeserve has decided not to renew the distribution contract of low-speed Internet access offers for Dixons Group retail shops, which is due to expire in February 2004. The distribution contract related to high-speed Internet access offers is unchanged and will carry on until February 2005. Over the last few years, Freeserve has experienced a decrease in the number of new clients originating from the Dixons distribution network. At the same time, Freeserve has initiated new partnerships with Orange, Littlewood and MVC and has announced the signature of a new contract with Lloyds Pharmacy Group, representing 1,300 retail points in the United Kingdom. Freeserve is also developing its distribution channels through, among other things, online services, which have represented approximately one third of the total acquisitions of Freeserve in the first quarter of 2003.

•	TP SA

On August 29, 2003, the Polish State announced its intention to sell its 15 % stake in TP SA by the end of 2003. France Telecom, in agreement with its partner in the consortium, reserves the right of exercising its call option through this offer (see note 28.2 to the Consolidated Financial Statements).

2. ANALYSIS BY SEGMENT

In order to better reflect the Group’s evolution and the structure of its operations among its various activities and subsidiaries, starting in the first six months of 2003, France Telecom has identified, the following six business segments:

–	The “Orange” segment, which includes mobile telephone services worldwide, in France and in the United Kingdom, as contributed to Orange SA in 2000, including Orange plc from its date of acquisition by France Telecom at the end of August 2000.

–	The “Wanadoo” segment, which includes Internet access services, portals, e-merchant sites and directories, organized under Wanadoo SA since 2000.

–	The “Fixed line, Distribution, Network, Large Customers and Operator” segment, which includes fixed services of France Telecom, mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, the sale and rental of equipment, as well as support functions (including research and development services) and the information system division.

–	The “Equant” segment, which includes the activities of the new Equant, created following the merger with Global One on July 1, 2001, in the field of worldwide services of data transmission to businesses.

–	The “TP Group” segment, which includes since April 2002, TP SA, the historic Polish operator and its subsidiaries, the main one being PTK Centertel for wireless activities.

–	The “Other International” segment, which includes other subsidiaries in the rest of the world, whose main activities include fixed line telephony outside France and certain mobile activities of the France Telecom Group that were not contributed to its subsidiary, Orange SA.

Compared to the former segmentation (“Orange”, “Wanadoo”, “Fixed line, voice and data services France”, and “Fixed line, voice and data services – Outside France”), the change mainly consisted of reallocating entities of the segment formerly named “Fixed line, voice and data services – Outside France” to the following new segments: “Equant”, “TP Group” and “Other International”, in order to allow for a better understanding of the Group’s results of operations from its worldwide services of data transmission to businesses and as a telecommunications operator in Poland. These activities represent important strategic positions for the Group through its listed subsidiaries.

France Telecom’s segments evolve to reflect changes in its activities and organization.

The segment data that is set forth in the following paragraphs, unless otherwise indicated, is presented before elimination of inter-segment transactions. The changes shown below are calculated on the basis of data in thousands of euros, even though they are shown in millions of euros.

2.1. ORANGE SEGMENT

The “Orange” segment includes mobile telephone services worldwide, in France and in the United Kingdom, except for mobile telephone services not contributed to Orange (Voxtel in Moldova, FTM Lebanon, and PTK Centertel in Poland).

The table below sets forth the main restatements on a comparable basis for the “Orange” segment:

			June 30, 2002 on a comparable basis (unaudited) June 30, 2002 historical(1)

	June 30 2002 on a comparable basis	Date event occurred	Revenues	Operating income before depreciation and amortization (€ millions)	Operating Income

June 30, 2002 historical data			8,059	2,304	1,245

Consolidation Date

Mobinil and ECMS	January 1, 2002	July 1, 2002	213	111	58

June 30, 2002 on a comparable basis at historical exchange rates (June 30, 2002)			8,272	2,415	1,303

Translation adjustments			(395)	(127)	(58)

June 30, 2002 on a comparable basis at constant exchange rates (June 30, 2003)			7,877	2,288	1,245

(1)	Impact on the segment’s 2002 revenues, operating income before depreciation and amortization and operating income (before inter-segment eliminations) presented on a comparable basis.

The main exchange rate variations involve:

	Translation adjustments impact on comparable basis figures(1)

	Revenues	Operating income before depreciation and amortization (€ millions)	Operating Income

Translation adjustment	(395)	(127)	(58)
Orange UK	(266)	(80)	(44)
Mobinil, ECMS (Egypt)	(73)	(38)	(20)
Other variations	(56)	(9)	6

(1)	Impact of the change in exchange rates between the comparable basis figures at historical exchange rates (June 30, 2002) and the comparable basis figures at constant exchange rates (June 30, 2003).

The table below sets out the main operating indicators of the “Orange” segment at June 30, 2003.

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions, except %)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Total revenues	8,615	7,877	8,059	9.4%	6.9%
Network revenues	7,926	7,211	7,371	9.9%	7.5%

Operating income before depreciation and amortization(1)	3,268	2,288	2,304	42.8%	41.8%
Operating income before depreciation and amortization/total revenues	38%	29%	29%
Operating income	2,086	1,245	1,245	67.5%	67.6%

Investments in UMTS/GSM licenses	0	61	61	ns	ns
Investments in tangible and intangible assets (excluding UMTS/GSM licences)	926	1,392	1,433	(33.5)%	(35.4)%

Operating income before depreciation and amortization less CAPEX(2)	2,342	896	871	ns	ns

Average number of full-time employees	30,593	31,384	30,150	(2.5)%	1.5%

(1)	Operating income before amortization and depreciation and before amortization of actuarial adjustments in the early retirement plan.
(2)	Investments in tangible and intangible assets.

•	Revenues:

On a historical basis, Orange’s revenues increased 6.9% between June 30, 2002 and June 30, 2003. This growth was in line with the 7.5% growth in recurring network revenues, partially offset by the decline in equipment sales that reflects the increasing maturity of the markets in which Orange operates. The network revenue growth was generated mainly by an increase in the number of customers, which is supported by the integration and roll-out of the Orange brand: Orange and its controlled subsidiaries had 45.6 million active customers at June 30, 2003, an increase of 10.2% in one year. “Non-voice” revenues grew by 26.2% compared to the first six months of 2002, to € 978 million, or 12.3% of Orange’s revenues. In France, “non-voice” services represented 11.0% of recurring network revenues, compared to 8.6% for the first six months of 2002. In the United Kingdom, 15.4% of recurring network revenues came from “non-voice” services, compared to 13.9% at June 30, 2002.

The Orange Group’s revenues increased by 9.4% at June 30, 2003, on a comparable basis compared to June 30, 2002. The number of Orange’s customers grew by 6.3% on a comparable basis in one year.

In France, Orange showed revenue growth of 5% on a comparable basis. This improvement reflected the increase in the number of its active customers, which reached 19.4 million at June 30, 2003 (an increase of 4% compared to June 30, 2002), with a growing number of contract customers (57% of the total number of customers for the first six months of 2003, compared to 54% for the first six months of 2002). This increase was combined with a positive trend in ARPU (average annual revenue per user), which showed a decrease of 1.6% at June 30, 2003, compared to a decline of 3.8% at December 31, 2002. ARPU calculated on the basis of second quarter 2003 revenues showed an increase of 1.4% compared to ARPU calculated on the basis of second quarter 2002 revenues.

Revenues from Orange UK increased 10% for the six months ended June 30, 2003, compared to June 30, 2002 on a comparable basis. This growth was due to the increase in the number of active customers, which reached € 13.3 million at June 30, 2003 (an increase of 4%), as well as an increase in average annual revenue (measured in pounds sterling), which grew by 6.8% during the first six months of 2003, to reach £ 267. As at Orange France, Orange UK concentrated on customers with the highest consumption rates, with its share of contract customers reaching 32% at June 30, 2003, compared to 31% at June 30, 2002.

Other operations, which relate almost entirely to Europe, showed rapid growth, especially in Belgium, Switzerland, and Romania. In total, revenues from “Orange Rest of the World” increased by approximately 20% for the period ended June 30, 2003 on a comparable basis, compared to June 30, 2002.

•	Operating Income Before Depreciation and Amortization:

Orange’s operating income before depreciation and amortization grew 41.8% on a historical basis, to € 3,268 million at June 30, 2003, compared to € 2,304 million at June 30, 2002. This significant growth reflected the notable improvement in operating profitability across the segment, with operating income before depreciation and amortization over total revenues increasing from 29% at June 30, 2002, to 38% at June 30, 2003. This development reflects strong margin growth in Orange’s principal markets and significant growth in Rest of World operations, which all produced positive operating income before depreciation and amortization.

On a comparable basis, Orange’s operating income before depreciation and amortization grew by 42.8% between June 30, 2002 and June 30, 2003, to € 3,268 million in the first six months of 2003, compared to € 2,288 million for the year-earlier period. On the same comparable basis, the rate of the margin of operating income before depreciation and amortization over total revenues grew from 29% at June 30, 2002, to 38% at June 30, 2003.

This improvement in Orange’s operating profitability was due, notably, to the significant decline in total acquisition costs, which were down 40% in France and 6% in the United Kingdom. This drop was partly offset by increased customer retention costs. Thus, as a percentage of Orange’s revenues, acquisition and customer retention costs declined from 13.0% in the first six months of 2002 to 8.9% in the first six months of 2003 in France and from 13.9% in the first six months of 2002 to 11.9% in the first six months of 2003 in the United Kingdom. In France, the termination rate went from 21.4% to 20.4%, which was due mainly to the decrease in the rate of termination by contract customers, partially offset by the limited increase in the number of prepaid customers, an increase that reflects the success of the strategy of moving prepaid customers toward contracts. In the United Kingdom, the termination rate rose slightly, from 19.6% at June 30, 2002 to 19.9% at June 30, 2003, due to the increased rate of termination of prepaid offers.

Outside France and the United Kingdom, the increase in operating income before depreciation and amortization reflected improved profitability driven by internal growth at subsidiaries, especially in Belgium, Switzerland and The Netherlands. These results reflect better cost control and lower subscriber acquisition costs.

•	Operating Income:

On a historical basis, Orange’s operating income grew by 67.6% to € 2,086 million for the period ended June 30, 2003.

On a comparable basis, the increase was 67.5% and reflected the improvement in the segment’s operating profitability, despite the increase in provisions for depreciation and amortization of tangible and intangible fixed assets.

The provisions recorded did not include provisions for amortization of UMTS licenses, which will be amortized starting upon commercialization.

Orange’s management performed valuation tests for depreciation of the UMTS licenses at June 30, 2003, and at December 31, 2002, taking into consideration the following events and circumstances at the closing date of each period:

•	In December 2002, Orange announced its decision to review the basis of introducing third generation technology (“3G”) and adopt a more conservative calendar.

•	Regulatory changes that may have an unfavorable impact on Orange UK’s future cash flow and income occurred in 2003:

–	On July 24, 2003, call termination rates of the four mobile telephone operators in the UK were reduced by 15%.

–	The Office of Telecommunications (“OFTEL”), the telecommunications regulatory authority in the UK, published a document on a consultative basis proposing a reduction in call termination rates for calls from wireless phones over three years, based on recommendations of the British Competition Commission, for a decrease up to the Retail Price Index less 15% per year (for Vodafone and O2), or less 14% per year (for Orange and T-Mobile) over three years, until March 31, 2006. If these proposals remain unchanged following the review process, such measures could become applicable during the second six months of 2003.

When it performed these valuation tests, Orange’s management took into consideration the close relationship of second generation (“2G”) and 3G technologies, both from a marketing and technical point of view, on the basis of the following elements:

–	The acquisition of UMTS licenses provides Orange with complementary frequency spectrums, allowing the development of voice and non-voice services.

–	The planning and roll-out of the UMTS network are considered an improvement and extension of the existing GSM network, and the general strategies of coverage and capacity are based on the complementarity of 2G and 3G technologies.

–	3G services will be offered in the future to current Orange customers to retain them and increase use and average revenue per customer, due to improved quality of voice and non-voice services. Many 3G services will come from 3G-type services already available to Orange customers on second generation networks.

The factors taken into account at the time of this test included demand for, and marketing appeal of, 3G-type services and the availability and functional capability of network infrastructure and mobile telephone equipment, operating costs and necessary investments, and the strategy of competitors and the attitude of regulatory authorities, all of which, by their very nature, are subject to uncertainties which may affect the achievement of forecasted earnings and cash flows.

Under these circumstances, Orange’s management carried out a specific valuation test in the United Kingdom at June 30, 2003, and at December 31, 2002, comparing:

–	the total book value of its fixed second and third generation assets in the United Kingdom (including the UMTS license and other tangible and intangible fixed assets), with

–	forecasted cash flow, established on the basis of the most recent business plan prepared by Orange, which shows the economic benefits expected from use of Orange’s fixed assets in the United Kingdom over the remaining life of the UMTS license. A rate of 9% was used to discount such future cash flows.

–	On the basis of this review, no depreciation in value was recorded for Orange’s UMTS license in the U.K.

•	Investments in Tangible and Intangible Assets:

Excluding UMTS and GSM licenses, investments in tangible and intangible assets by the “Orange” segment showed a significant decline of 35.4%, to € 926 million, for the first six months of 2003, compared to € 1,433 million for the first six months of 2002 on a historical basis.

On a comparable basis, the decrease was 33.5%. Orange’s strategy has remained unchanged and has enabled the Orange Group to offer an optimized network where it operates. In addition, Orange is about to begin a new phase of investment intended to solidify its growth. The decrease in tangible and intangible investments reflects the following:

–	In France, on the same basis of comparison, expenses related to investments in tangible and intangible assets decreased by 10%, as compared to June 30, 2002. This decrease was due to the slowdown in second generation expenditures and to minimized third generation expenses (UMTS).

–	In the United Kingdom, investments in tangible and intangible assets also decreased significantly (a 30% decrease on a comparable basis), compared to June 30, 2002, reflecting a slowdown in second generation expenses and expenses for acquisition and preparation of sites for the third generation telecommunications networks that were less significant than expected.

–	Orange’s investments in tangible and intangible assets in Rest of World decreased by more than half, mainly because of the finalization of network roll-out projects in Switzerland and The Netherlands, as well as the termination of operations in Sweden.

Acquisitions of mobile licenses at June 30, 2002 included € 61 million for a supplemental payment for the acquisition of a GSM license in the Ivory Coast.

•	Operating Income before Depreciation and Amortization less CAPEX

Operating income before depreciation and amortization less CAPEX increased 2.7 times between the first six months of 2002 (on a historical basis) and the first six months of 2003, to reach € 2,342 million. On a comparable basis, this growth was 2.6 times and resulted from the positive trend in operating income before depreciation and amortization combined with a decrease in investments in tangible and intangible assets, excluding licenses.

2.2. WANADOO SEGMENT

The “Wanadoo” segment includes Internet access, portals, e-Merchant sites, and directories.

The table below sets forth the main restatements on a comparable basis for the “Wanadoo” segment:

			June 30, 2002 on a comparable basis (unaudited) June 30, 2002 historical(1)

	June 30 2002 on a comparable basis	Date event occurred	Revenues	Operating income before depreciation and amortization (€ millions)	Operating Income

June 30, 2002 historical data			918	29	(4)

Consolidation Date

eresMas	January 1, 2002	November 1, 2002	34	(25)	(33)
Withdrawal from Consolidation

Wanadoo Belgique	January 1, 2002	January 1, 2003	(3)	4	4
June 30, 2002 on a comparable basis at historical exchange rates (June 30, 2002)			948	7	(33)

Translation adjustments			(10)	5	5

June 30, 2002 on a comparable basis at constant exchange rates (June 30, 2003)			938	12	(28)

(1)	Impact on the segment’s 2002 revenues, operating income before depreciation and amortization and operating income (before inter-segment eliminations) presented on a comparable basis.

The table below sets forth the main operating indicators of the “Wanadoo” segment at June 30, 2003.

	Six months ended June 30,

	2003	2002	2002	03/02	03/02
		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Revenues	1,227	938	918	30.8%	33.8%
Operating income before depreciation and amortization(1)	109	12	29	ns	ns
Operating income	60	(28)	(4)	ns	ns
Investments in tangible and intangible assets	37	45	42	(18.6)%	(13.7)%
Operating income before depreciation and amortization less CAPEX(2)	72	(33)	(13)	ns	ns
Average number of full-time employees	6,627	6,988	6,743	(5.2)%	1.7%

(1)	Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan.
(2)	Investments in tangible and intangible assets.

•	Revenues:

On a historical basis, the Wanadoo segment’s revenues grew by 33.8% between June 30, 2002 and June 30, 2003. International operations contributed 36% to the revenues from “Access, portals, and e-Merchant” operations during the first six months of 2003, compared to 32% during the first six months of 2002.

On a comparable basis, the growth in operations between June 30, 2002, and June 30, 2003, was 30.8%, with growth of 51% in “Access, portals, and e-Merchant” operations and 5% for the “Directories” business.

The increase in revenues from “Access, portals, and e-Merchant” operations was due mainly to the development of Internet access services reflecting the effect of:

–	growth in Wanadoo’s subscriber base in France, with a more favorable profile. This growth was 24% between the first six months of 2002 and the first six months of 2003, on a comparable basis.

–	growth in average revenue per user (ARPU) in the United Kingdom, due to the effect of the increase in the number of contract customers and Freeserve broadband customers.

–	upgrading of the customer base in Spain and The Netherlands.

Moreover, revenues from “Portals” continued to increase at a rapid rate between June 30, 2002, and June 30, 2003, due mainly to revenues from on-line advertising and e-Merchant.

Likewise, the 5% growth in “Directories” revenues was primarily due to the development of on-line directories in France.

•	Operating Income Before Depreciation and Amortization:

At June 30, 2003, Wanadoo’s operating income before depreciation and amortization was € 109 million, compared to € 29 million one year earlier, on a historical basis, and € 12 million on a comparable basis. This growth underscores the significant improvement in operating profitability of the “Wanadoo” segment.

On a comparable basis, “Access, portals, and e-Merchant” had negative operating income before depreciation and amortization, but showed significant improvement compared to June 30, 2002 (negative € 25 million at June 30, 2003, compared to negative € 104 million at June 30, 2002). This growth was due mainly to the significant improvement in profitability of access activities (low and high speed Internet access offers). Between June 30, 2002 and June 30, 2003, the cost of goods and services sold increased by 37%, while revenues increased by 51%. This improvement in the ratio of costs of goods and services sold over revenues resulted from efforts made in the area of customer relations costs, optimization of network costs for access offers, and rationalization of portals operations. This improvement in profitability of the “Access, portals, and e-Merchant” division was also due to control of sales and marketing costs, in a context marked by Wanadoo’s desire to pursue its growth in order to acquire new customers and encourage the shift of its customer base towards paying or high speed offers.

“Directories” activities continued to show strongly positive operating income before depreciation and amortization, growing 12% compared to June 30, 2002 on a comparable basis, to reach € 148 million for the first six months of 2003. This growth underscored the significant productivity gains achieved in this sub-segment. Thus, between June 30, 2002 and June 30, 2003, the cost of goods and services sold decreased by 1.5%, while revenues increased by 5%. This change was linked mainly to costs of paper and printing and optimization of print runs.

•	Operating Income:

On a historical basis, operating income showed significant growth, increasing from negative € 4 million at June 30, 2002, to € 60 million at June 30, 2003.

Given the controlled increase in provisions for amortization of tangible and intangible assets of the “Access, portals, and e-Merchant” sub-segment, and the stability of the “Directories” sub-segment, operating income grew very significantly, increasing from negative € 28 million at June 30, 2002, on a comparable basis, to € 60 million at June 30, 2003.

•	Investments in Tangible and Intangible Assets:

Investments in tangible and intangible assets by the “Wanadoo” segment showed a significant decline, decreasing almost 14% between the first six months of 2002 and the first six months of 2003, on a historical basis.

On a comparable basis, Wanadoo’s investments in tangible and intangible assets decreased by almost 19% between the first six months of 2002 and 2003. The “Access and Portals” sub-segment showed a decrease of € 7 million on this same basis of comparison, while expenditures by the “Directories” sub-segment remained stable.

•	Operating Income before Depreciation and Amortization less CAPEX:

The amount of operating income before depreciation and amortization less CAPEX showed a distinct improvement, increasing from negative € 13 million on a historical basis, and negative € 33 million on a comparable basis, at June 30, 2002, to € 72 million at June 30, 2003. This increase reflects the improvement in operating income before depreciation and amortization combined with Wanadoo’s reduction in investments in tangible and intangible assets.

2. 3. FIXED LINE, DISTRIBUTION, NETWORK, LARGE CUSTOMERS AND OPERATORS SEGMENT

The “Fixed Line, Distribution, Network, Large Customers and Operators” segment includes fixed line services of France Telecom mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, the sale and rental of equipment, as well as support functions (including research and development services), and the information system division.

The table below sets forth the main segment restatements on a comparable basis for the “Fixed Line, Distribution, Network, Large Customers and Operators” segment:

			June 30, 2002 on a comparable basis (unaudited) June 30, 2002 historical (1)

	June 30 2002 on a comparable basis	Date event occurred	Revenues	Operating income before depreciation and amortization ( € millions)	Operating Income

June 30, 2002 historical data			11,517	3,494	1,782

Consolidation Date

TDF	January 1, 2002	January 1, 2003	(367)	(156)	(89)
Other insignificant variations			22	6	5

June 30, 2002 on a comparable basis at historical exchange rates (June 30, 2002)			11,172	3,343	1,698

Translation adjustments			(19)	3	5

June 30, 2002 on a comparable basis at constant exchange rates (June 30, 2003)			11,153	3,346	1,703

(1)	Impact on the segment’s 2002 revenues, operating income before depreciation and amortization and operating income (before inter-segment eliminations) presented on a comparable basis.

The table below sets forth the main operating indicators of the “Fixed Line, Distribution, Network, Large Customers and Operators” segment for the six months ended June 30, 2003.

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Revenues	10,916	11,153	11,517	(2.1)%	(5.2)%
Operating income before depreciation and amortization(1)	3,687	3,346	3,494	10.2%	5.5%
Operating income	2,039	1,703	1,782	19.8%	14.5%
Investments in tangible and intangible assets	626	1,036	1,113	(39.6)%	(43.7)%
Operating income before depreciation and amortization less CAPEX(2)	3,061	2,310	2,381	32.5%	28.6%
Average number of full-time employees	121,868	128,082	132,429	(4.9)%	(8.0)%

(1)	Operating income before amortization and depreciation and before amortization of actuarial adjustments in the early retirement plan.
(2)	Investments in tangible and intangible assets.

•	Revenues:

On a historical basis, revenues of the “Fixed Line, Distribution, Network, Large Customers and Operators” segment decreased 5.2%.

On a comparable basis, revenues of the “Fixed Line, Distribution, Network, Large Customers and Operators” segment decreased 2.1% for the period ended June 30, 2003, due, in large part, to revenues from fixed line telephony.

Notably, revenues from telephone communications were affected by (i) the impact of opening the local telecommunications market to competition from January 1, 2002, (ii) the decline in the overall market for fixed line telephone communications in France, and (iii) successive declines in the price of calls for fixed to mobile communications. France Telecom’s market share in local traffic has gradually stabilized, reaching 77.8% in June 2003, compared to 80.9% in December 2002 and 96.8% in December 2001. In addition, France Telecom’s market share for long distance traffic (domestic and international) remained stable, going from 63.8% in June 2002 to 63.3% in June 2003.

Operator services (interconnection of domestic and international operators) also showed a decrease in revenues, due, among other things, to a significant slowdown in transit services for international operators (leasing of circuits and re-routing of calls), while the decline in domestic interconnection revenues slowed significantly, following a notable slowdown in 2002.

The impact of these unfavorable changes was partially offset by strong growth in revenues from ADSL access billed by FT SA, which measured 142% between the period ended June 30, 2002 and the period ended June 30, 2003. In this respect, the number of consumer broadband Internet connections via ADSL in France (including ADSL access for Wanadoo) almost tripled in one year, reaching 2.037 million at June 30, 2003, compared to 0.695 million at June 30, 2002. Revenues from business services increased steadily as a result of continued development of data network solutions, notably services linked to Internet and Intranet.

•	Operating Income Before Depreciation and Amortization:

On a historical basis, operating income before depreciation and amortization of the “Fixed Line, Distribution, Network, Large Customers and Operators” segment increased 5.5%.

On a comparable basis, operating income before depreciation and amortization of the “Fixed Line, Distribution, Network, Large Customers and Operators” segment grew 10.2% between June 30, 2002 and June 30, 2003, mainly due to the effects of the implementation of TOP projects. The savings realized more than offset the decrease in revenues. The principal savings were:

–	The total amount of purchases and payments to operators decreased, mainly due to the decline in the average cost of call termination rates for calls from mobile telephones.

–	External purchases, excluding purchases and payments to operators, decreased, mainly due to the effects of TOP projects (see section 1.2.2 “Results of the ‘TOP’ Operational Improvements Program for the First Two Quarters of 2003”).

–	The level of provisions for doubtful accounts decreased strongly as a result of the “Businesses” market.

–	A stable level of personnel expenses.

•	Operating Income:

On a historical basis, operating income grew by 14.5%.

Given the stability in provisions for depreciation and amortization of tangible and intangible assets, operating income on a comparable basis reflected the favorable effect of the growth of operating income before depreciation and amortization, increasing by 19.8%.

•	Investments in Tangible and Intangible Assets:

Investments in tangible and intangible assets by the _Fixed Line, Distribution, Network, Large Customers and Operators _segment declined on a historical basis by 43.7% between June 30, 2002, and June 30, 2003, and by 39.6% on a comparable basis.

On a comparable basis, investments in the network, which represented 64% of investments in tangible and intangible assets for the segment for the six months ended June 30, 2003, showed an overall decrease of approximately 34% (or a savings of € 210 million). As a result of the rationalization and optimization of the networks, the major sources of investment declined, except for ADSL. In a context of limiting investments in tangible and intangible assets, expenses were focused on areas of growth for the Group and, in particular for the “Fixed Line, Distribution, Network, Large Customers and Operators” segment, on ADSL development. The most important changes involved the following:

–	For the local loop, spending declined by 22% at June 30, 2003 (or a savings of € 34 million). This drop was notably due to a reduction in small infrastructure operations.

–	Investments in switched telephony networks, other specialized networks, and common resources for these networks, decreased by 63%. This decrease resulted mainly from the completion of a modernization program for switched networks in France and a decrease in network spending, in particular for international networks. In addition, this decline was also due to the decrease in new transmission equipment and by rationalization of investments for high speed capacity.

–	The 22% increase in spending on ADSL between June 30, 2002 and June 30, 2003 was related to the objective of covering 90% of the population by 2005 and by the growth in customer base.

The other items (computers, real estate, terminals, public telephones, and intangible investments) of investment in tangible and intangible assets of the “Fixed Line, Distribution, Network, Large Customers and Operators” segment declined by 47%. After the immediate gains recorded during the first quarter of 2003 (see section 1.2.2 “Results of the ‘TOP’ Operational Improvements Program for the First Two Quarters of 2003”), the roll-out of the TOP CAPEX projects made it possible to continue efforts to reduce investments in tangible and intangible assets during the second quarter of 2003:

–	real estate spending was down by € 29 million, or 60%, compared to the first six months of 2002;

–	computers showed a decline in spending of € 75 million, or 34%;

–	public telephone spending decreased by € 4 million, or 76%, due, among other things, to the non-renewal of investments undertaken in 2002 (EMV: Eurocard, Mastercard, Visacard).

•	Operating Income before Depreciation and Amortization less CAPEX:

On a historical basis, operating income before depreciation and amortization less CAPEX for the “Fixed Line, Distribution, Network, Large Customers and Operators” segment grew by 28.6% between June 30, 2002, and June 30, 2003. This growth was 32.5% on a comparable basis. It reflected a significant decrease in investments in tangible and intangible assets, combined with an increase in operating income before depreciation and amortization.

2.4. EQUANT SEGMENT

The “Equant” segment includes the activities of the new Equant, created following the merger with Global One on July 1, 2001, in the field of worldwide services of data transmission to businesses.

The following table shows the euro / US dollar exchange rate variations that affected the results of the “Equant” segment on a comparable basis:

	June 30, 2002 on a comparable basis (unaudited) June 30, 2002 historical(1)

	June 30 2002 on a comparable basis	Date event occurred	Revenues	Operating income before depreciation and amortization ( € millions)	Operating Income

June 30, 2002 historical data			1,643	78	(200)

Translation adjustments			(307)	(15)	37

June 30, 2002 on a comparable basis at constant exchange rate (June 30, 2003)			1,336	64	(163)

(1)	Impact on the segment’s 2002 revenues, operating income before depreciation and amortization and operating income (before inter-segment eliminations) presented on a comparable basis.

The table below sets forth the main operating indicators of the “Equant” segment at June 30, 2003.

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) ( € millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Revenues	1,341	1,336	1,643	0.4%	(18.4)%
Operating income before depreciation and amortization(1)	144	64	78	126.4%	84.0%
Operating income	(85)	(163)	(200)	47.9%	57.6%
Investments in tangible and intangible assets	137	159	196	(14.1)%	(30.2)%
Operating income before depreciation and amortization less CAPEX(2)	8	(95)	(117)	107.9%	106.4%
Average number of full-time employees	9,915	12,512	12,512	(20.8)%	(20.8)%

(1)	Operating income before amortization and depreciation and before amortization of actuarial adjustments in the early retirement plan.
(2)	Investments in tangible and intangible assets.

•	Revenues:

On a historical basis, Equant, which was negatively affected by the strong fluctuations in the euro/dollar exchange rate, showed a decline in its revenues of 18.4% between the first six months of 2002 and the first six months of 2003.

Equant’s revenues were relatively stable on a comparable basis, between June 30, 2002 and June 30, 2003, increasing by 0.4%.

In Equant’s accounts, which are recorded in U.S. dollars, network services, which accounted for 55% of Equant’s total revenues for the first six months of 2003, grew by 3.5% on a comparable basis. Direct sales grew by 9% and largely offset the 15.9% decline in revenues made through indirect distribution channels.

Total revenues for integration services increased 4.6% during the first six months of 2003. Revenues from purchase for resale of equipment increased by 15.3% in the first six months of 2003, in all geographic areas. Revenues from hosting services and development of applications increased 9.4%. The economic slowdown in the United States significantly impacted demand of small businesses for computer maintenance and led to a decline in revenues from integration services of 4.3%.

Revenues relating to SITA decreased by 5.7%, due to the decline in revenues from the Guaranteed Minimum Revenue contract, in effect since July 2002. Beginning in July 2003, with new contracts taking effect, the minimum guaranteed revenue contract will no longer be applied.

Revenues from other services decreased by 9.3%, reflecting the anticipated reduction in revenues from switched voice services.

•	Operating Income Before Depreciation and Amortization:

Equant’s operating income before depreciation and amortization grew strongly, increasing from € 78 million on a historical basis at June 30, 2002, to € 144 million at June 30, 2003.

On a comparable basis, this growth was 84.0% (€ 144 million at June 30, 2003, compared to € 64 million at June 30, 2002).

To complete its restructuring and integration programs begun in mid-2001, Equant adopted a cost reduction plan. This plan allowed it to significantly reduce direct costs (access, costs of circuits and maintenance) and to show a strong decline in its marketing and administrative expenses. Thus, as a percentage of revenues, these costs decreased from 24% in the first six months of 2002 to 21% in the first six months of 2003.

•	Operating Income:

On a historical basis, operating income registered a significant improvement, increasing from negative € 200 million in the first six months of 2002, to negative € 85 million one year later.

On a comparable basis, this growth was 47.9%. It should be noted that the provisions for depreciation and amortization remained stable as a result of the standardization of the amortization periods in the various Equant entities.

•	Investments in Tangible and Intangible Assets:

Investments in tangible and intangible assets declined significantly, decreasing 30.2% on a historical basis.

On a comparable basis, this decrease was 14.1%. The major items of tangible and intangible asset expenditure at June 30, 2003 were:

–	“network and equipment”, in the amount of € 50 million;

–	“personnel and other tangible fixed assets”, in the amount of € 37 million;

–	“IRUs (Indefeasible Rights of Use) and other intangible assets”, in the amount of € 25 million.

•	Operating Income before Depreciation and Amortization less CAPEX:

The decrease in investments and the improvement in operating income before depreciation and amortization enabled Equant to strengthen its level of operating income before depreciation and amortization less CAPEX, which is now positive. It increased from negative € 95 million for the first six months of 2002 on a comparable basis (negative € 117 on a historical basis), to € 8 million in the first six months of 2003.

2.5. TP GROUP SEGMENT

TP Group has been fully consolidated since April 2002. The “TP Group” segment includes TP SA, the historic Polish operator, and its subsidiaries, notably PTK Centertel’s mobile activities.

The table below sets forth the main restatements on a comparable basis for the “TP Group” segment:

			June 30, 2002 on a comparable basis (unaudited) June 30, 2002 historical(1)

	June 30 2002 on a comparable basis	Date event occurred	Revenues	Operating income before depreciation and amortization (€ millions)	Operating Income

June 30, 2002 historical data			1,191	502	239

Consolidation Date

TP Group (TP SA and its subsidiaries)	January 1, 2002	April 1, 2002	1,209	519	241
June 30, 2002 on a comparable basis at historical exchange rate (June 30, 2002)			2,400	1,020	480

Translation adjustments			(339)	(144)	(68)

June 30, 2002 on a comparable basis at constant exchange rate (June 30, 2003)			2,061	876	412

(1)	Impact on the segment’s 2002 revenues, operating income before depreciation and amortization and operating income (before inter-segment eliminations) presented on a comparable basis.

The exchange rate variations reflect the changes in euro / zloty parity that affected the results of the “TP Group” segment on a comparable basis.

The table below sets forth the main operating indicators of the “TP Group” segment at June 30, 2003.

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) ( € millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Revenues	2,123	2,061	1,191	3.0%	78.2%
Operating income before depreciation and amortization(1)	956	876	502	9.1%	90.6%
Operating income	455	412	239	10.5%	90.5%
Investments in tangible and intangible assets	349	322	234	8.2%	49.3%
Operating income before depreciation and amortization less CAPEX(2)	607	554	268	9.7%	126.6%
Average number of full-time employees	44,480	61,390	30,746	(27.5)%	44.7%

(1)	Operating income before amortization and depreciation and before amortization of actuarial adjustments in the early retirement plan.
(2)	Investments in tangible and intangible assets.

The changes in the segment on a comparable basis reflect the full consolidation of TP Group as of April 1, 2002. In order to provide a more useful comparison between the two periods, the changes on a historical basis are provided, and the analyses set forth below are made solely on the basis of comparable basis data at June 30, 2002.

•	Revenues:

On a historical basis, revenues grew by 78.2% between June 30, 2002, and June 30, 2003.

TP Group’s revenues grew 3% on a comparable basis between the first six months of 2002 and the first six months of 2003, to reach € 2,123 million.

The decline in revenues from fixed line services, which represented approximately 67% of TP Group’s total revenues, was more than offset by strong growth (35%) in revenues from mobile services of its PTK Centertel subsidiary, due to the rapid growth in the number of its subscribers: at June 30, 2003, the number of active customers was 5.083 million, an increase of 43% compared to June 30, 2002. PTK Centertel’s market share improved, reaching 32.6% at June 30, 2003, or a 2.0 point gain in one year.

In addition to the very rapid growth of wireless services, TP Group benefited from strong growth in the Internet market.

•	Operating Income Before Depreciation and Amortization:

On a historical basis, operating income before depreciation and amortization virtually doubled between the first six months of 2002 and 2003.

Operating income before depreciation and amortization was € 956 million for the period ended June 30, 2003, compared to € 876 million for the period ended June 30, 2002, on a comparable basis, an increase of 9.1%. This growth was due to the cumulative effect of revenue growth and savings made as a result of the operating cost reduction program, especially for purchases of equipment and goods, as well as expenses for consulting services, subcontracting, and fees.

The number of employees declined sharply following implementation of a reorganization plan for the TP Group, producing a decline in personnel costs. Thus, TP Group managed to improve its operating profitability significantly, with the marginal rate of operating income before depreciation and amortization over revenues increasing from 42.5% at June 30, 2002, to 45.0% at June 30, 2003.

•	Operating Income:

In line with operating income before depreciation and amortization, operating income grew by 90.5%, from € 239 million at June 30, 2002 on a historical basis, to € 455 million at June 30, 2003.

On a comparable basis, TP Group’s operating income grew 10.5% between the first six months of 2002 and the first six months of 2003, from € 412 million to € 455 million. This growth resulted from the significant improvement in operating income before depreciation and amortization, partially offset by the limited increase in provisions for depreciation and amortization of tangible and intangible fixed assets.

•	Investments in Tangible and Intangible Assets:

On a historical basis, expenditures for tangible and intangible assets increased 49.3% between the first six months of 2002 and the first six months of 2003.

Investments in tangible and intangible assets grew 8.2% on a comparable basis between June 30, 2002, and June 30, 2003.

This increase was essentially due to a program of real estate investment and customer relationship management tools.

Finally, spending on fixed telephone line services and infrastructure (“backbone”) was limited.

•	Operating Income before Depreciation and Amortization less CAPEX:

On a historical basis, operating income before depreciation and amortization less CAPEX more than doubled between June 30, 2002 and June 30, 2003.

Operating income before depreciation and amortization less CAPEX grew 9.6% between the first six months of 2002 and the first six months of 2003 on a comparable basis. It increased from € 554 million to € 607 million, reflecting the improvement in operating income before depreciation and amortization, which was greater than investments in tangible and intangible assets.

2.6. OTHER INTERNATIONAL SEGMENT

The “Other International” segment includes other international subsidiaries, the main activities of which are fixed line telephony services outside France as well as certain wireless activities of the France Telecom Group not contributed to Orange (Voxtel in Moldavia and FTM Lebanon).

The table below sets forth the main restatements on a comparable basis for the “Other International” segment:

			June 30, 2002 on a comparable basis (unaudited) June 30, 2002 historical(1)

	June 30 2002 on a comparable basis	Date event occurred	Revenues	Operating income before depreciation and amortization (€ millions)	Operating Income

June 30, 2002 historical data			1,392	444	158

Consolidation Date

Mobinil and ECMS	January 1, 2002	July 1, 2002	(214)	(111)	(59)
FTM Lebanon: transfer of ownership of network to the Lebanese government	January 1, 2002	August 31, 2002	(190)	(77)	(50)
Casema	January 1, 2002	January 28, 2003	(95)	(34)	7
Other non-significant variations			5	2	0

June 30, 2002 on a comparable basis at historical exchange rate (June 30, 2002)			898	224	56

Translation adjustments			(76)	(27)	(14)

June 30, 2002 on a comparable basis at constant exchange rate (June 30, 2003)			822	196	42

(1)	Impact on the segment’s 2002 revenues, operating income before depreciation and amortization and operating income (before inter-segment eliminations) presented on a comparable basis.

The table below sets forth the main operating indicators of the “Other International” segment at June 30, 2003.

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Revenues	854	822	1,392	3.9%	(38.7)%
Operating income before depreciation and amortization(1)	292	196	444	48.6%	(34.2)%
Operating income	133	42	158	ns	(15.4)%
Investments in tangible and intangible assets	97	110	195	(12.0)%	(50.3)%
Operating income before depreciation and amortization less CAPEX(2)	195	86	248	126.5%	(21.6)%
Average number of full-time employees	12,109	12,783	14,704	(5.3)%	(17.7)%

(1)	Operating income before amortization and depreciation and before amortization of actuarial adjustments in the early retirement plan.
(2)	Investments in tangible and intangible assets.

•	Revenues:

On a historical basis, revenues from the “Other International” segment declined by 38.7%, to € 854 million, due to significant changes in the scope of consolidation, including:

–	the transfer to Orange of wireless operations in Egypt (Mobinil and ECMS) as of July 1, 2002,

–	the transfer of ownership of the FTM Lebanon network to the Lebanese Government as of August 31, 2002,

–	the sale of Casema on January 28, 2003.

On a comparable basis, revenues of the “Other International” segment grew 3.9% between the first six months of 2002 and the first six months of 2003. This growth was due mainly to the improvement in fixed line telephony services internationally, with a 14.5% growth in revenues of the Uni2 Group in Spain for the period ended June 30, 2003.

•	Operating Income Before Depreciation and Amortization:

Operating income before depreciation and amortization of the “Other International” segment at June 30, 2003 fell substantially by 34.2% on a historical basis, compared to June 30, 2002, from € 444 million to € 292 million. This decrease reflected changes in the scope of consolidation, as described above.

On a comparable basis, operating income before depreciation and amortization grew 48.6% between June 30, 2002 and June 30, 2003. This increase reflected the improved profitability of fixed-line telephony subsidiaries’ operations, such as Uni2 in Spain and CTE in El Salvador.

•	Operating Income:

On a historical basis, operating income declined by 15.4%, from € 158 million in the first six months of 2002, to € 133 million one year later.

On a comparable basis, operating income more than tripled, increasing from € 42 million in the first six months of 2002, to € 133 million one year later, due to the strong improvement in operating income before depreciation and amortization combined with the relative stability of provisions for depreciation and amortization for tangible and intangible fixed assets.

•	Investments in Tangible and Intangible Assets:

On a historical basis, the “Other International” segment showed a decrease of more than half in investments in tangible and intangible assets between June 30, 2002, and June 30, 2003. This decrease was due in part to changes in the scope of consolidation discussed above, Mobinil and ECMS, FTM Lebanon, and Casema.

On a comparable basis, spending on tangible and intangible fixed assets was down 12.0%, from € 110 million in the first six months of 2002 to € 97 million one year later.

•	Operating Income before Depreciation and Amortization less CAPEX:

On a historical basis, the decrease in operating income before depreciation and amortization was only partly offset by the drop in investment spending, which resulted in a decrease of operating income before depreciation and amortization less CAPEX of 21.6%.

However, on a comparable basis, the growth in operating income before depreciation and amortization combined with a slight decrease in investment spending led to an increase in operating income before depreciation and amortization less CAPEX from € 86 million at June 30, 2002, to € 195 million at June 30, 2003.

3. REVENUES FROM SERVICES AND PRODUCTS

The table below sets forth France Telecom’s consolidated revenues broken down by activity and as a percentage of total consolidated revenues. The data in the table represents the contribution of each activity to France Telecom’s total consolidated revenues.

	Six months ended June 30,

	2003		2002		2002

	(€ millions)	%(2)	on a comparable basis (unaudited) (€ millions)	on a comparable basis(1) (unaudited) %(2)	historical (€ millions)	historical %(2)

Orange	8,446	37.0	7,653	34.8	7,832	34.8
Of which:
Revenues in France	3,614	15.8	3,404	15.5	3,403	15.1
Revenues outside France	4,832	21.2	4,249	19.3	4,429	19.7

Wanadoo	1,162	5.1	887	4.0	852	3.8
Of which:
Revenues in France	858	3.8	682	3.1	675	3.0
Revenues outside France	304	1.3	205	0.9	177	0.8

Fixed line, voice and data services — France	8,877	38.8	9,091	41.3	9,408	41.9

Fixed line, voice and data services — Outside France	4,367	19.1	4,371	19.9	4,380	19.5

Total Revenues	22,852	100.0	22,002	100.0	22,472	100.0

Of which:
Revenues in France	13,349	58.4	13,177	59.9	13,486	60.0
Revenues outside France	9,503	41.6	8,825	40.1	8,986	40.0

(1)	In order to make the data comparable with that from the first six months of 2003, data presented on a comparable basis at a constant exchange rate is set forth for the first six months of 2002. Therefore, data from the first six months of 2002 is restated under the same scope of consolidation and at a constant exchange rate as at the first six months of 2003.
(2)	As a percentage of total revenues.

The percentage changes of the data in the following tables are calculated on figures that have not been rounded off.

France Telecom’s consolidated revenues for the first six months of 2003 were € 22.9 billion, an increase of 1.7% on a historical basis compared to the first six months of 2002. Changes in revenue on a historical basis were affected by: (i) the negative impact of currency fluctuations, which amounted to negative € 1.117 billion; and (ii) changes in the scope of consolidation, notably the sales of TDF on December 13, 2002 and Casema on January 28, 2003 and the transfer of ownership of the FTM Lebanon network to the Lebanese government on August 31, 2002, partly offset by the consolidation of the Polish operator, TP Group (TP SA and its subsidiaries) from April 1, 2002.

On a comparable basis, i.e. excluding the impact of currency fluctuations and with the same scope of consolidation as in the first six months of 2003, revenues increased 3.9% for the period ended June 30, 2003, compared to the same period in 2002, compared to an increase of 2.9% during the 2002 fiscal year. This improvement reflects the favorable change in contributive revenues from the fixed line business in France where the decline was held at 3.4% during the first six months of 2003 compared to a full-year decline of 5.2% in 2002. Revenues in France increased 1.3% on a comparable basis at June 30, 2003, following a full-year 0.4% decline in 2002 on a comparable basis: growth in wireless services and Internet more than offset the decline in the historic fixed line services. At the same time, growth in international revenues, which benefited from the development of wireless and Internet services, was sustained: revenues increased by 7.7% on a comparable basis for the first six months of 2003, following a full-year increase of 8.1% in 2002 on a comparable basis.

The total number of customers of France Telecom and the companies that it controls was 113.0 million at June 30, 2003. This represents an increase of 5.3% on a historical basis and 6.2% on a comparable basis, compared to June 30, 2002. The number of new subscribers acquired in the first six months of 2003 amounted to 2.8 million on a comparable basis and mainly were derived from wireless services, which had 2.1 million new active customers in the first six months of 2003, and the Internet, which had 0.6 million new customers during the first six months of 2003.

3. 1. ORANGE

(37.0% of consolidated revenues for the first six months 2003)

The tables below set forth the average annual revenue per user (ARPU) calculated by dividing revenues generated over the past twelve months from the use of the network (outgoing calls, incoming calls, access charges, roaming revenues from customers of other networks, and revenues resulting from value-added services) by a weighted average of the number of users over the same period. The average weighted number of users is the monthly average during the period concerned. The monthly average is the sum of the number of users at the start and at the end of the month divided by two. ARPU is expressed in annual revenues per customer. In addition, Orange France receives no revenues in metropolitan France from other French wireless operators for calls originating from their networks and terminating on the Orange France network. The situation is different in other countries, such as the United Kingdom. ARPU in France and in the United Kingdom are not directly comparable.

The average monthly usage per user (AUPU) is calculated by dividing total usage in minutes over the past twelve months (outgoing calls, incoming calls and roaming) by a weighted average of the number of customers over the same period. AUPU is expressed in monthly usage minutes per customer.

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Revenues
Orange France(1)	3,614	3,404	3,403	6.2	6.2
Orange UK	2,845	2,601	2,867	9.4	(0.8)
Orange Rest of World	1,987	1,648	1,562	20.6	27.2

Total	8,446	7,653	7,832	10.4	7.8

Total number of subscribers at the end of the period (in millions)	45.6	42.9	41.4	6.3	10.2

(1)	Includes revenues realized in overseas departments through the companies Orange Caraïbe in the West Indies and Orange Réunion.

The data presented on a comparable basis for the first six months of 2002 in the above table also includes changes in the scope of consolidation (transfer to Orange from July 1, 2002 of the 71.25% stake in Mobinil that was previously included in the “Fixed line, voice and data services - outside France” segment) and the impact of currency fluctuations calculated on the basis of exchange rates of the first six months of 2003. Due mainly to fluctuations in the pound sterling and the Egyptian pound, exchange rate effects had a negative impact of € 396 million on the Orange segment compared with the first six months of 2002.

Orange’s contributive revenues thus amounted to € 8.5 billion for the six months ended June 30, 2003, an increase of 10.4% on a comparable basis, linked to the 9.9% growth in recurring network revenues (also on a comparable basis). The increase in the number of customers (45.6 million at June 30, 2003), bolstered by integration and deployment programs for the Orange brand, was 6.3% on a comparable basis at June 30, 2003. In addition, ARPU trends were favorable, particularly in France and the United Kingdom, mainly due to the development of non-voice services that accounted for 12.3% of recurring network revenues in the first six months of 2003.

Orange France

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Revenues (€ millions)	3,614	3,404	3,403	6.2	6.2
Total number of customers (in thousands)	19,368	18,625	18,625	4.0	4.0
Of which:
Contract customers (in thousands)	10,963	9,977	9,977	9.9	9.9
Prepaid customers (in thousands)	8,405	8,648	8,648	(2.8)	(2.8)
Average annual revenue per user ( € )	376	382	382	(1.6)	(1.6)
Average monthly usage per user (in minutes)	150	139	139	7.9	7.9

Contributive revenues from Orange France for the six months ended June 30, 2003 increased 6.2% (on a historical and comparable basis), mainly due to the 5.1% growth in network revenues generated by an increase in the number of active customers (19.368 million at June, 30 2003).

At the same time, the improvement in average annual revenue per user (ARPU) seen in the previous year continued, with a limited decrease of 1.6% at June 30, 2003, compared to a decrease of 3.8% at December 31, 2002. This improvement was due to several factors. First, the trend in average monthly usage per user was particularly favorable in the first half of 2003, increasing 7.9% in the first six months of 2003, compared to growth of 3.6% at December 31, 2002. Second, the proportion of contract customers, for which ARPU was 3.4 times higher than that of prepaid customers in the first half of 2003, increased: contract customers accounted for 56.6% of total active customers at June 30, 2003, compared to 53.6% at June 30, 2002. In addition, ARPU trends benefited from the development of non-voice services, which accounted for 11.0% of network revenues at June 30, 2003, compared to 8.6% one year earlier. However, these positive factors were partly offset by the successive decline of approximately 15% in the price of calls from fixed line networks to the Orange France network introduced on April 30, 2002 and January 15, 2003.

Orange UK

Figures for the first six months of 2002 presented on a comparable basis in the table below reflect the impact of currency fluctuations calculated on the basis of exchange rates for the first six months of 2003. Trends in the pound sterling exchange rate had an unfavorable impact of negative € 266 million between the six months ended June 30, 2002 and the six months ended June 30, 2003.

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Revenues ( millions)	2,845	2,601	2,867	9.4	(0.8)
Total number of customers (in thousands)	13,258	12,802	12,802	3.6	3.6
Of which:
Contract customers (in thousands)	4,298	3,972	3,972	8.2	8.2
Prepaid customers (in thousands)	8,960	8,830	8,830	1.5	1.5
Average annual revenue by user (in £)(1)	267	250	250	6.8	6.8
Average monthly usage per user (in minutes)	144	138	138	4.3	4.3

(1)	Before October 1, 2002, revenues from incoming calls from customers who switched from Orange UK to one of the other UK networks, while retaining their Orange numbers (mobile number portability or “MNP”), have been included in calculating Orange UK’s overall ARPU and the ARPU for contract customers. Beginning October 1, 2002, these revenues were excluded from the calculation of Orange UK’s GSM network revenues and, consequently, from the overall ARPU and from ARPU from contract customers.

The increase of 9.4% in contributive revenues on a comparable basis from Orange UK was due in part to the 10.4% increase in network revenues for the period ended June 30, 2003, which partly offset the decline in equipment sales due to market maturity.

The continued increase in network revenues was mainly generated by the 6.8% growth in ARPU. Revenues also benefited from the development of non-voice services, which accounted for 15.4% of network revenues at June 30, 2003, and for which ARPU increased by 21% in one year. This increase was also due to the growing proportion of contract customers, for which ARPU was 4.5 times higher than that of prepaid customers at June 30, 2003: contract customers accounted for 32.4% of total customers at June 30, 2003, compared to 31.0% at June 30, 2002. At the same time, the number of active customers increased 3.6% to 13.258 million at June 30, 2003, compared to 12.802 million at June 30, 2002.

Orange Rest of World

Figures for the first six months of 2002 presented on a comparable basis in the table below reflect: (i) the impact of changes in the scope of consolidation, notably the transfer to Orange on July 1, 2002 of the 71.25% stake in Mobinil, which was previously included in the “Fixed line, voice and data services – Outside France” segment; and (ii) the impact of currency fluctuations calculated on the basis of exchange rates from the first six months of 2003. Due mainly to trends in the Egyptian pound, foreign currency effects had a negative impact of € 128 million compared to the first six months of 2002.

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) ( € millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Revenues (€ millions)	1,987	1,648	1,562	20.6	27.2
Total number of customers at the end of the period (in thousands)	12,994	11,473	9,971	13.3	30.3

Contributive revenues from Orange Rest of World increased 20.6% for the six months ended June 30, 2003 on a comparable basis, reflecting the 20.7% increase in network revenues. This increase was due mainly to the 13.3% increase (on a comparable basis) in the number of active customers, bolstered by the continued roll-out of the Orange brand. Since January 1, 2003, the number of subscribers increased by 1.15 million of which two-thirds were achieved in Europe, mainly in Belgium, Slovakia and Romania. The increase in the number of active customers in Egypt also remained strong.

Approximately three-quarters of the 20.6% increase in revenues on a comparable basis from Orange Rest of World was related to the development of activity in Europe, particularly in Belgium, Switzerland, Romania and Slovakia.

3.2. WANADOO

(5.1% of consolidated revenues for the first six months of 2003)

Figures for the first six months of 2002 presented on a comparable basis in the table below reflect: (i) the impact of changes in the scope of consolidation, principally the acquisition of the Spanish Internet access provider, eresMas, that was consolidated on November 1, 2002; and, (ii) the impact of currency fluctuations calculated on the basis of exchange rates from the first six months of 2003. Mainly due to fluctuations in the exchange rate of the pound sterling, foreign currency effects had a negative impact of € 10 million, when compared to the first six months of 2002.

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Revenues (€ millions)
Access services, portals and e-merchant (€ millions)	744	489	454	52.1	63.9
Directories and business services (€ millions)	418	398	398	5.0	5.0

Total	1,162	887	852	31.0	36.4

Of which:
Revenues in France (€ millions)	858	682	675	25.8	27.1
Revenues outside France (€ millions)	304	205	177	48.3	71.8
Number of active(1) Wanadoo customers (in thousands)	8,807	7,631	6,831	15.4	28.9
Of which:
Active customers in France (in thousands)	4,230	3,416	3,416	23.8	23.8
Active customers outside France (in thousands)	4,577	4,215	3,415	8.6	34.0
Number of pages viewed(2) (in millions per month)	3,296	n.a.	1,462	n.a.	125.4

(1)	Subscribers who connect at least once during the past 30 days based on figures for June.
(2)	Number of pages viewed in June.

Access, portals and e-Merchant

The contributive revenues from the “Access, portals and e-Merchant” sub-segment for the period ended June 30, 2003 increased 52.1% on a comparable basis, mainly driven by Internet access services, for which contributive revenues increased 54.1% on a comparable basis (€ 660 million at June 30, 2003, compared to € 429 million at June 30, 2002). Growth in the number of high-speed customers (ADSL and cable) was particularly strong with 1.819 million customers at June 30, 2003 (i.e., 20.7% of total active customers at this date), compared to 833,000 one year earlier, which had a strong positive effect on ARPU.

In France, the rapid development of high-speed access services that kicked off in 2002 continued: at June 30, 2003, the number of high-speed Wanadoo subscribers in France amounted to 1.394 million, representing a third of active customers of 4.230 million at this date.

In the UK, the rapid increase in access revenues stemmed from the growing proportion of contract customers, which reached 42% of total active customers of 2.6 million at June 30, 2003, compared to 32% at June 30, 2002, out of a total of 2.5 million active customers. At June 30, 2003, Freeserve had 91,000 ADSL users, compared to 15,000 one year earlier.

In Spain, access revenues experienced strong growth due to the growing proportion of contract customers, which accounted for 55% of total active customers at June 30, 2003. In addition, migration from low-speed access to ADSL access had a positive impact: the number of Wanadoo ADSL subscribers in Spain amounted to 131,000 at June 30, 2003, representing 9% of the total 1.454 million active users at this date.

Revenues from the portals business ( € 63 million at June 30, 2003, compared to € 43 million at June 30, 2002, on a comparable basis) increased 44.1%. Advertising revenues from Wanadoo portals increased significantly in the first six months of 2003, despite a flat advertising market in the countries in which Wanadoo has a presence. e-Merchant activities recorded revenues of € 21 million compared with € 17 million for the period ended June 30, 2002, an increase of 23%, generated by steady growth in the number of orders.

Directories

Contributive revenues from the Directories sub-segment increased 5% for the period ended June 30, 2003 (on both a historical and a comparable basis) corresponding to the development of activity in France. Figures published by Wanadoo S.A. show that revenues at pagesjaunes.fr (sale of advertising space in directories on the Internet) increased 43%, which partly offset the 3% decline from Pages Jaunes Minitel. At the same time, revenues stemming from advertising space in printed directories in France increased 1.5% in the first six months of 2003.

3.3. FIXED-LINE, VOICE AND DATA SERVICES – FRANCE

(38.8% of consolidated revenues for the first six months of 2003)

Figures on a comparable basis presented for the first six months of 2002 in the table below reflect changes in the scope of consolidation, notably the sale of TDF on December 13, 2002.

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Fixed line telephony	6,718	6,957	6,955	(3.4)	(3.4)
Business services	1,544	1,488	1,486	3.8	3.9
Broadcasting and cable television	200	206	532	(2.9)	(62.4)
Other revenues	415	440	435	(5.7)	(4.6)

Total	8,877	9,091	9,408	(2.4)	(5.6)

Contributive revenues from “Fixed line, voice and data services – France” decreased 5.6% in the first six months of 2003 compared to the first six months of 2002, on a historical basis. This decrease was largely due to the sale of TDF on December 13, 2002.

On a comparable basis, the “Fixed line, voice and data services – France” segment improved significantly: revenues fell by just 2.4% in the first six months of 2003, compared with a full-year 2002 decline of 5.2% (also on a comparable basis). This improvement was mainly due to fixed line telephony services, for which revenues declined by just 3.4% during the first six months of 2003 on a historical and comparable basis, compared with a full-year 2002 decline of 7.0% on a comparable basis (in historical terms, the annual decline was 7.2% in 2002).

Fixed line telephony

(29.4% of consolidated revenues for the first six months of 2003)

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Subscription fees	2,755	2,673	2,672	3.1	3.1
Telephone communications	2,662	2,841	2,840	(6.3)	(6.3)
Online and Internet access services	427	419	419	1.9	1.9
Payphones and calling card services	221	280	280	(21.1)	(21.1)
Interconnection fees	653	744	744	(12.2)	(12.2)

Total	6,718	6,957	6,955	(3.4)	(3.4)

Revenues from “Telephone communications” improved significantly during the first six months of 2003, with a decline of just 6.3% compared to the first six months of 2002 and compared to a full-year 2002 decrease of 11.3%. The impact of opening up local calls to competition that affected telephone communications revenue trends in 2002 thus eased off with the progressive stabilization of the loss in France Telecom’s market share of local call traffic.

Revenues from “Interconnection fees” also improved significantly, with a decrease of 12.2% for the first six months of 2003 compared to a full year 2002 decline of 18.2%.

“Fixed line telephony” in France also benefited from the impact of the increase in subscription rates which occurred on July 20, 2002.

Subscription fees

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) ( € millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Total subscription revenues (€ millions)	2,755	2,673	2,672	3.1	3.1
Number of telephone access lines (in millions)(1) (2)	34.0	34.1	34.1	(0.4)	(0.4)
Number of Numeris (ISDN) channels (in millions)(2)	5.0	4.9	4.9	2.7	2.7

(1)	Includes standard (analog) lines and Numeris (ISDN) channels, each Numeris channel being counted as one line.
(2)	At the end of the period.

The increase in revenues from subscription fees was due primarily to the price increase for subscriptions implemented July 20, 2002 to reflect the rate of inflation since October 2000. The basic monthly subscription charge was increased from € 12.55, including tax, to € 13.00, including tax, representing a € 0.45, or 3.6% increase. The monthly charge for small business subscribers was increased by an identical amount, thereby increasing from € 12.65 excluding tax to € 13.10 excluding tax. The charge for “Presence” small business contracts increased by € 0.50, increasing from € 16.30 excluding tax to € 16.80, excluding tax per month. The charge for Numeris lines is, as in the past, processed into the “Presence” small business contract subscription. The effect of these rate increases on revenues for first half 2003 amounted to € 80 million.

The increase was also due to the effects of developing complementary services such as Call Waiting, Call Forwarding, Three-Way Conferencing, Caller Identification, Unlisted Number, and, for business customers, Incoming Call Routing to the called party’s number. Revenues from these complementary services accounted for 8.7% of revenues from “Subscription Fees” for the first half of 2003 and increased 8.4% compared to the first half of the previous year.

These favorable trends were partly offset by the impact of the reduction in the overall number of telephone lines, which amounted to 34.0 million lines at June 30, 2003, compared with 34.1 million lines one year earlier. The increase in the number of business telephone lines reversed in the first six months of 2003 due to the development of alternative local loops set up by operators in high-density population areas.

Revenues from subscription fees for traditional subscriber services, however, continued to decrease due to the rapid increase in contract calling plans, for which revenues are included under the heading below, “Telephone Communications.” Traditional subscriber services at Ecoplan, Avantage and Modulance level allow subscribers to benefit from specific discounts on their domestic calling prices against payment of an additional subscription fee.

Telephone communications

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Total calling revenues (€ millions)	2,662	2,841	2,840	(6.3)	(6.3)
Outgoing traffic (in billions of minutes)	51.3	52.7	52.7	(2.7)	(2.7)
Of which:
Voice Traffic (in billions of minutes)	42.0	45.7	45.7	(8.1)	(8.1)
Number of subscriptions at rate offers (in millions)(1)	7.9	5.6	5.6	42.0	42.0

(1)	At the end of the period.

Revenues from “telephone communications” improved significantly in the first six months of 2003 with a contained decrease of 6.3%, compared to a full year 2002 decline of 11.3% (on a historical and comparable basis).

The impact of opening up local calls to competition that affected “telephone communications” revenue trends in 2002 thus eased off with the progressive stabilization of the loss in France Telecom’s market share of local call traffic. In June 2003, France Telecom’s market share for local calls amounted to 77.8%, a decline of 3.1 points over the course of the first six months of 2003, following a 15.9 point loss in market share in full year 2002. The impact of these losses in market share contributed to approximately half of the decline in revenues from “telephone communications” in the first six months of 2003. At the same time, France Telecom’s market share for long-distance calls (domestic and international) remained stable at 63.3% in June 2003, compared to 63.8% in June 2002.

In addition, overall market trends in telephone communications and fixed line activities in France improved significantly in the first six months of 2003. France Telecom estimates that there was an overall 4% decline in volumes of local and long-distance traffic in France at June 30, 2003, compared to June 30, 2002, and an 8% decline in full-year 2002 volumes (in forming its estimate, France Telecom includes traffic of third-party operators interconnected with France Telecom’s fixed network). This impact corresponded to approximately one-third of the decline in revenues from “telephone communications” in the first six months of 2003.

Revenues from fixed to wireless calls decreased 7.8% in the first six months of 2003. The impact of successive reductions in the price of calls in 2002 and January 2003 was partly offset by a 7.5% increase in call volumes compared to the first six months of 2002.

Revenues from outgoing international traffic increased 10.4% at June 30, 2003, mainly due to international calls to mobile phones outside France: agreements signed in the first six months of 2003 with operators in approximately forty countries permit the specific call termination costs for mobile networks to be included in the price of these calls. In addition, outgoing international traffic volumes increased 2.2% in the first six months of 2003.

At the same time, the increase in the number of contract subscriptions remained strong with 1.1 million new subscribers in the course of the first six months of 2003. As such, at June 30, 2003, the total number of subscribers amounted to 7.9 million, compared with 5.6 million at June 30, 2002, representing an increase of 42% in one year. In particular, the “Heures France” offer, which enables subscribers to call at the same price everywhere in mainland France saw considerable success, accounting for over 70% of annual increase in subscriptions at June 30, 2003. Revenues from contracts accounted for 14.6% of revenues from “telephone communications” in the first six months of 2003, compared with 8.0% in the first six months of 2002.

Online and Internet access services

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Total revenue (€ millions)	427	419	419	1.9	1.9
Traffic(1) (in billions of minutes)	13.0	12.8	12.8	1.2	1.2
Number of mass-market ADSL subscribers(2) (in thousands)	2,037	695	695	192.9	192.9

(1)	Includes traffic for Teletel, the electronic directory, Audiotel, and low-speed Internet access through Wanadoo. Audiotel includes electronic information services accessible by telephone, such as home banking and weather forecasts.
(2)	Includes ADSL subscribers billed directly by Wanadoo. The number of ADSL access services for residential customers linked to the wholesale sale to third-party ISPs (excluding Wanadoo) and to subscriptions to “ADSL line”, sold directly to the subscriber, was 944,000 at June 30, 2003 compared to 310,000 at June 30, 2002.

The overall 1.9% increase in revenues both on a comparable and historical basis from the “Online services and Internet access” sub-segment resulted from the combined effects of several factors.

The high speed ADSL business (excluding billings by Wanadoo Interactive) continued to expand rapidly with contributive revenues up 141.8% compared to the first six months of 2002 and 27% of the revenues of “online services and Internet access” in the first six months of 2003.

This sharp improvement reflects the rapid development of wholesale ADSL access sales to third party ISPs (i.e. excluding Wanadoo). The number of ADSL access accounts billed to third party ISPs increased to 689,000 at June 30, 2003, compared to 95,000 at June 30, 2002. Total ADSL revenues include subscriptions to Ligne ADSL, one of France Telecom’s ADSL network access ranges which allows the subscriber to choose their ISP. At June 30, 2003, Ligne ADSL had 255,000 subscribers compared to 215,000 at June 30, 2002.

However, the impact of these increases was largely offset by the decline in low speed Internet access communication revenues directly billed by France Telecom to subscribers. This decline increased in the first half of 2003, posting a 22.5% decline at June 30, 2003, compared to a full-year decrease of 10.7% in 2002. This decline was particularly significant for third party ISP access subscribers, given the development of specific Internet interconnection services (fees for which, billed to network operators, are included under “Operator services” of fixed line telephony in France). Revenues from the low speed access communication “Wanadoo Classique” activity were also down significantly, due to the impact of the development of other Wanadoo Interactive offers (high speed ADSL and the all-inclusive low speed “Wanadoo Intégrale” offer).

At the same time, revenues from Télétel decreased 21.3% during the first six months of 2003, due to declining trends in traffic. In addition, revenues from the telephone kiosk Audiotel business decreased 6.6%, due to the reduction in fixed line subscriber traffic.

Payphones and calling card services

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Total payphone and calling card revenues (€ millions)	221	280	280	(21.1)	(21.1)
Total traffic (in billions of minutes)	1.1	1.3	1.3	(16.2)	(16.2)
Payphones at period-end (in thousands)(1)	198	210	210	(5.5)	(5.5)
Number of Telecartes sold (in millions)	17.1	21.8	21.8	(21.2)	(21.2)
Number of Cartes France Telecom sold at period-end (in millions)(1)	2.7	2.8	2.8	(3.3)	(3.3)
Number of Tickets de Telephone sold (in millions)	5.1	6.9	6.9	(26.6)	(26.6)

(1)	At end of period.

Revenues from “Payphone and calling card services” decreased 21.1% at June 30, 2003 compared to the first six months of 2002, mainly due to the 16.2% reduction in traffic volumes between the two periods. Payphone traffic trends, affected by the development of mobile phone services, improved in the first half of 2003 with a decline of just 13.4% compared to the first six months of 2002 and compared to a full-year 2002 decline of 17.0%. At the same time, calling card services (France Telecom cards and Tickets de Téléphone) decreased 20.5% during the first six months of 2003, compared to a full-year 2002 decline of 14.0%; this trend corresponds to a decline in Tickets de Téléphone traffic that until this time had experienced sustained growth.

Interconnection fees

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Domestic Interconnection (€ millions)	481	500	500	(3.8)	(3.8)
International Interconnection Services (€ millions)	172	244	244	(29.5)	(29.5)

Total Revenues (€ millions)	653	744	744	(12.2)	(12.2)

Domestic Interconnection Traffic(1) (billions of minutes)	39.0	35.1	35.1	11.2	11.2
Incoming International Traffic (billions of minutes)	1.9	1.9	1.9	0.0	0.0

(1)	Includes incoming interconnection traffic onto France Telecom’s network and traffic to Internet access providers using interconnection services.

Revenues for “Interconnection services” improved significantly in the first half of 2003, with a decline of 12.2% compared to a full-year 2002 decline of 18.2%. Domestic interconnection revenues stabilized after the significant decline recorded in full-year 2002, while the decline in revenues from the international interconnection services worsened during the first six months of 2002.

“Domestic interconnection” revenues saw a limited decline of 3.8% in the first six months of 2003. Revenues from call termination (call traffic originating from third-party operators), which accounted for almost 60% of domestic interconnection revenues, decreased 9.1%. The impact of the 5.8% increase in call termination traffic, was more than offset by: (i) the impact of the development of direct connections with commuted switch operators of third-party networks, which are less lucrative for France Telecom; and, (ii) the impact of price decreases in the 2003 interconnection catalogue that were more moderate than in previous years.

At the same time, revenues from low speed interconnection Internet access traffic, which accounted for almost 20% of domestic interconnection revenues, increased 8.4% in the first six months of 2003. However, the impact of the 18.6% growth in traffic volumes was partly offset by the development of contract Internet interconnection set up at the beginning of 2002. This resulted in significant declines in pricing for low speed Internet access traffic compared to the traditional per-minute billing system (contract Internet interconnection enables the user to pay for interconnection in terms of number of accesses independently of the number of actual minutes).

Revenues from “international interconnection services” decreased 29.5%, mainly due to the particularly strong decline in transit services (circuit leasing and re-routing of calls) in a market segment that remains highly competitive. At the same time, revenues from incoming international traffic, which accounted for 80% of revenues from international interconnection services, saw a decline of 14.6% in the first six months of 2003, due to the 11.1% average reduction in fees for incoming calls billed by France Telecom to international operators and, to a lesser extent, the negative 3.9% impact of unfavorable currency fluctuations compared to the first six months of 2002. Incoming international traffic remained stable overall compared to the previous year.

Business services

(6.8% of consolidated revenues for the first six months of 2003)

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Business networks (€ millions)	1,404	1,312	1,310	7.0	7.2
Other business services (€ millions)	140	176	176	(20.5)	(20.5)

Total Revenues	1,544	1,488	1,486	3.8	3.9

Number of permanent accesses to data transmission services (in thousands)(1)	199.5	158.1	158.1	26.2	26.2
Of which:
Number of accesses for Internet and Intranet (in thousands)(1)	99.7	75.6	75.6	31.9	31.9
Connectivity access (in Gigabits/s)(1)(3)	33.1	23.8	23.8	38.9	38.9

Number of leased lines (in thousands)(1)	287.1	310.6	310.6	(7.6)	(7.6)
Total digital capacity of digital leased lines (in Gigabits/s)(1)	573.3	412.1	412.1	39.1	39.1
Number of high speed business sites (in thousands)(1)(2)	242.4	153.5	153.5	57.9	57.9

(1)	At the end of the period.
(2)	Number of business sites with XDSL access or fiber optic services access or access via a 2 megabyte/s leased line.
(3)	First half 2002 figures have been rounded.

Business networks

Revenues from “business networks” increased 7.0% on a comparable basis (7.2% on a historical basis), compared to a full-year 2002 increase of 3.2% (on a comparable and historical basis). This improvement was mainly due to the stabilized revenues generated with other domestic operators in the first six months of 2003, following a significant decline in 2002.

The increase in revenues from “business networks” was generated by the rapid development of data network solutions for which revenues ( € 879 million for the first six months of 2003) increased 20.2% (on a comparable basis) after full-year 2002 growth of 17.9%. Internet and Intranet services in particular increased sharply (up 48.1% at June 30, 2003, compared to the previous year) and accounted for approximately two-thirds of data network revenues in the first half of 2003. However, Frame Relay services revenues decreased noticeably, down by 1.9% in the first half of 2003 after full-year 2002 growth of 12.4%. Traditional data network services (mainly X25 commutation packages) continued their downward trend, decreasing by 11.5% in the first six months of 2003.

Leased line revenues ( € 525 million in the first half of 2003) saw a decline of 9.6% on a comparable basis (a decrease of 9.5% on a historical basis). The decrease was due to the migration of businesses towards data network solutions integrating complementary services with the leasing of standard infrastructures. In this respect, the decline in the number of high speed digital lines leased directly by businesses was magnified in the first six months of 2003, down 8.1% at June 30, 2003 compared with June 30, 2002, compared to a an annual decline of 1.8% at December 31, 2002. At the same time, the number of low speed analog and digital business lines continued its downward trend, with a drop of 15.9% at June 30, 2003 following a 17.1% decrease at December 31, 2002.

Other business services

The 20.5% decrease in revenues from “other business services” reflected the decline in business equipment sales (fax equipment and business commutation switches) and, to a lesser extent, Internet-related services. Engineering services and network management activities remained stable compared to 2002.

Broadcasting and cable television services in France

(0.9% of consolidated revenues for the first six months of 2003)

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Broadcasting and audiovisual transmission in France (€ millions)	119	126	444	(5.6)	(73.2)
Cable television in France (€ millions)	81	80	88	1.3	(8.0)

Total Revenues (€ millions)	200	206	532	(2.9)	(62.4)

Number of cable subscribers at period end (in thousands)	841	848	848	(0.8)	(0.8)

Broadcasting and audiovisual transmission

The 73.2% decrease on a historical basis in revenues from “broadcasting and audiovisual transmission in France” in the first six months of 2003 was mainly due to the sale of TDF on December 13, 2002. On a comparable basis, the decrease was 5.6% at June 30, 2003, reflecting a decline in revenues at Globecast France.

Cable television

The 8.0% decrease in revenues on a historical basis from “cable television” in the first six months of 2003 was due to the merger on December 29, 2002 of the subsidiary Wanadoo Interactive Câble (cable Internet access services) with Wanadoo Interactive; for which contributive revenues are included in the “Wanadoo” section described above.

On a comparable basis, cable television revenues increased 1.3%. The impact of the closure of the Cergy network, which resulted in an 0.8% decrease in the number of subscribers at June 30, 2003, was more than offset by progressive subscriber migration towards more lucrative digital services.

Other revenues

(1.8% of consolidated revenues for the first six months of 2003)

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Equipment sales and rentals	277	301	301	(8.0)	(8.0)
Miscellaneous other revenues	138	139	134	(0.7)	3.0

Total	415	440	435	(5.7)	(4.6)

Equipment sales and rentals

Revenues for “equipment sales and rentals” were down 8% at June 30, 2003 due in equal measure to: (i) the downward trend in the leasing and maintenance of telephones and Minitels (telematic terminals); and (ii) the decline in equipment sales. Equipment sales trends were impacted by discounts on ADSL modems, for which sales volumes remained buoyant, and by the decline in sales of other equipment (particularly telephones, fax machines and small business auto-commutated switches).

Miscellaneous other revenues

Revenues from “Miscellaneous other revenues” remained stable during the first six months of 2003 compared to the same period in 2002, with a decrease of just 0.7%.

3.4. FIXED-LINE, VOICE AND DATA SERVICES - OUTSIDE FRANCE

(19.1% of consolidated revenues for the first six months of 2003)

Figures on a comparable basis for the first six months of 2002 presented in the table below reflect changes in the scope of consolidation, including notably: (i) the consolidation of the Polish operator, TP Group (TP SA and its subsidiaries) since April 1, 2002; (ii) the sale of the Dutch cable operator, Casema, on January 28, 2003; (iii) the sale of the activities outside France of TDF on December 13, 2002; (iv) the transfer of the ownership of the FTM Lebanon network to the Lebanese government on August 31, 2002; and, (v) the transfer to Orange on July 1, 2002 of wireless activities in Egypt (MobiNil). Figures presented on a comparable basis for the first six months of 2002 also reflect the impact of currency fluctuations based on exchange rates from the first half of 2003 that were affected by fluctuations in the dollar and Polish zloty, which had a negative impact of € 711 million on the “Fixed line, voice and data services — Outside France” segment at June 30, 2003 compared to June 30, 2002.

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Equant	1,177	1,212	1,491	(2.9)	(21.1)
Fixed line telephony	2,320	2,370	1,722	(2.1)	34.7
Wireless telecommunications services excluding Orange	508	373	664	36.2	(23.5)
Broadcasting	103	99	118	4.0	(12.7)
Cable television	20	18	108	11.1	(81.5)
Other revenues	239	299	277	(20.1)	(13.7)

Total	4,367	4,371	4,380	(0.1)	(0.3)

Revenues from the “Fixed line, voice and data services – Outside France” segment remained stable overall in the first half of 2003 compared to the previous year, declining by 0.1% on a comparable basis (decreasing 0.3% on a historical basis). The development of wireless services excluding Orange almost completely offset the decline in revenues from other revenues and fixed line telephony, and, to a lesser extent, the contributive revenues from Equant.

Equant

The 21.1% decrease in historical contributive revenues from Equant in the first six months of 2003 was mainly due to unfavorable exchange rate fluctuations: on a comparable basis, the decline was 2.9%. On the basis of company data presented by Equant, network services sales, which accounted for 55% of Equant’s total revenues, increased 3.5%; direct sales increased 9.0% and more than offset the 15.9% decline in revenues from indirect distribution channels. At the same time, revenues from integration services increased 4.6% in the first six months of 2003, marking a significant improvement following the decline of 9.1% recorded at December 31, 2002. Lastly, revenues from SITA decreased 5.7% in the first six months of 2003 due to decreases in contract prices.

Fixed line telephony

“Fixed line telephony outside France” recorded a 2.1% decline in revenues on a comparable basis at June 30, 2003 compared to June 30, 2002. This decline mainly stemmed from the 3.4% decline, on a comparable basis, in contributive revenues from TP SA, which represent more than 70% of total revenues of “Fixed line telephony outside France”: the impact of annual growth of 4.1% in the number of subscribers (10.948 million subscribers at June 30, 2003) was more than offset by the impact of the decline in communication prices and by the decline in telephone traffic. At the same time, revenues at the Uni2 group in Spain, which accounted for almost 10% of revenues of “Fixed line telephony outside France”, posted an increase of 14.5% in the first six months of 2003. The total number of fixed lines outside France of companies controlled by France Telecom amounted to 15.7 million at June 30, 2003, compared to 15.0 million (on a comparable basis) at June 30, 2002, representing an increase of 5.0% in one year.

Wireless services

On a comparable basis, revenues from wireless services outside France (and excluding the Orange group) increased 36.2% for the period ended June 30, 2003, mainly due to PTK Centertel, a subsidiary of the Polish operator, TP Group, which accounted for over 80% of revenues for “Wireless services outside France”. This rapid improvement was generated by sharp growth in the number of subscribers: at June 30, 2003, the number of active customers amounted to 5.083 million, a 43% increase compared to June 30, 2002. In this respect, PTK Centertel’s market share amounted to 32.6% at June 30, 2003, representing an increase of 2.0 points in one year. The total number of wireless subscribers outside France (and excluding the Orange group) in companies controlled by France Telecom increased 42.8% to 6.3 million at June 30, 2003, compared to 4.4 million at June 30, 2002 (on a comparable basis).

Broadcasting

The 12.7% decline in revenues from “Broadcasting outside France” on a historical basis was due to the sale of the TDF activities outside France on December 13, 2002. On a comparable basis, the 4.0% increase in revenues was due mainly to Globecast, for which the expansion of operations in Europe was partly offset by the impact of difficult economic conditions in the United States.

Cable television

The 81.5% decrease in income from “Cable television outside France” on a historical basis was due mainly to the sale of the Dutch company, Casema BV, on January 28, 2003. Residual revenues for the first six months of 2003 correspond to Casema BV’s activity from January 1, 2003 to the January 28, 2003 sale date.

Other revenues

Revenues from “Other revenues outside France” decreased 20.1% in the first six months of 2003 on a comparable basis. Approximately half of this decline was in respect of services outside France to international operators. At the same time, network engineering services and activity relating to underwater cable installation and maintenance continued to decline during the first six months of 2003 after the sharp fall observed in 2002. Satellite services activity also decreased in the first half of the year following steady growth in 2002.

4. CONSOLIDATED OPERATING COSTS AND EXPENSES

The following table sets forth France Telecom’s total operating costs broken down by major components.

	Six months ended June 30,

	2003		2002		2002

	(€ millions)	%(1)	on a comparable basis (unaudited) (€ millions)	on a comparable basis (unaudited) %(1)	historical (€ millions)	historical %(1)

Revenues	22,852	100.0%	22,002	100.0%	22,472	100.0%

Costs of services and products sold	(8,619)	(37.7)%	(8,807)	(40.0)%	(9,133)	(40.6)%
Selling, general and administrative expenses	(5,508)	(24.1)%	(6,116)	(27.8)%	(6,187)	(27.5)%
Research and development expenses	(240)	(1.1)%	(276)	(1.3)%	(282)	(1.3)%

Total operating expenses before depreciation and amortization and provisions for the early retirement plan	(14,367)	(62.9)%	(15,199)	(69.1)%	(15,602)	(69.4)%

Operating income before depreciation and amortization	8,485	37.1%	6,802	30.9%	6,870	30.6%

Depreciation and amortization (excluding goodwill)	(3,751)	(16.4)%	(3,530)	(16.0)%	(3,595)	(16.0)%
Amortization of actuarial adjustments in the early retirement plan	(89)	(0.4)%	(93)	(0.4)%	(93)	(0.4)%

Total operating expenses	(18,207)	(79.7)%	(18,822)	(85.5)%	(19,290)	(85.8)%

Operating Income	4,645	20.3%	3,180	14.5%	3,182	14.2%

(1)	As a percentage of total revenue.

On a historical basis, operating expenses before depreciation and amortization and amortization of actuarial adjustments in the early retirement plan decreased 7.9% between June 30, 2002 and June 30, 2003 while revenues increased 1.7%. After depreciation and amortization and actuarial adjustments in the early retirement plan, operating expenses decreased 5.6%. This decrease was due in part to changes in the scope of consolidation and to the effects of currency fluctuations discussed above (see section 1.1.1 “Principal Operating Results”).

By way of comparison, on a comparable basis (adjusted for the effects of currency fluctuations and changes in the scope of consolidation), operating expenses for the period ended June 30, 2002 before depreciation and amortization and amortization of actuarial adjustments in the early retirement plan decreased 5.5%, while revenues increased 3.9% over the same period. After depreciation and amortization and actuarial adjustments in the early retirement plan, this decline was 3.3%. On the same basis of comparison, total operating expenses as a percentage of total revenues decreased from 85.5% at June 30, 2002 to 79.7% at June 30, 2003.

Excluding external purchases and spending, the two main posts that contributed to operating expense were personnel costs (€ 4,810 million at June 30, 2003, compared to € 4,994 million at June 30, 2002 on a historical basis) and depreciation and amortization, excluding goodwill (€ 3,751 million at June 30, 2003, compared to € 3,595 million at June 30, 2002 on a historical basis).

Excluding personnel costs and depreciation and amortization and actuarial adjustments in the early retirement plan, operating expenses amounted to € 9,558 million at June 30, 2003 and included in particular equipment and merchandise purchases of € 1,487 million, studies, fees and non-technical subcontracting costs of € 528 million, advertising, promotional, sponsorship, brand communication and sponsoring costs of € 459 million, information technology costs of € 355 million, as well as temporary personnel, travel and corporate entertainment costs of € 179 million.

One of the goals of the TOP program is to reduce external charges (see section 1.2.2 “Results of the ‘TOP’ Operational Improvements Program for the First Two Quarters of 2003”).

4.1. COST OF SERVICES AND PRODUCTS SOLD

The cost of services and products sold consists of all direct and indirect production costs incurred to provide and maintain services rendered to customers, including connection, carrying, supervision and maintenance, as well as costs of goods and services purchased for resale, including fees paid to other international telecommunications operators.

The following table sets forth changes in the costs of services and products sold between the six months ended June 30, 2002 and June 30, 2003.

	Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Costs of services and products sold	8,619	8,807	9,133	(2.1)	(5.6)

In total, the cost of services and products sold decreased 5.6% between the first half of 2002 and the first half of 2003 on a historical basis. This decline was mainly due to the combined impact of changes in the scope of consolidation mentioned above and exchange rate fluctuations.

On a comparable basis, the cost of services and products sold decreased noticeably by 2.1%, while revenues increased 3.9%.

The decrease was due to many factors, including:

–	the cost of services and products sold in the “Fixed-line, distribution, networks, large customers and operators” segment saw a decline in external spending (excluding payments to operators) mainly due to the implementation of TOP projects, as well as purchases and payments to operators primarily due to the reduction in average wireless call termination costs.

–	the significant reduction in direct costs at Equant, resulting from the combined impact of the implementation of a cost-cutting plan with existing restructuring and integration measures. These savings were partly due to a rationalization of access and interconnection costs and to a reduction in network maintenance costs. The cost of services and goods sold were also positively impacted by headcount reduction measures already implemented.

–	gains realized by the TP Group.

However, this decrease was partly offset by increased costs with respect of the development of:

–	Group activities in the wireless business in the United Kingdom, as well as certain international subsidiaries, mainly Mobistar in Belgium, OCH in Switzerland and Mobinil / ECMS in Egypt;

–	international fixed line services, mainly Uni2 in Spain;

–	international Internet activities, notably in the United Kingdom and Spain.

4.2. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The table below sets forth the changes in selling, general and administrative expenses between June 30, 2002 and June 30, 2003.

		Six months ended June 30,

	2003	2002	2002	03/02	03/02

		on a comparable basis (unaudited) (€ millions)	historical	on a comparable basis (unaudited) (% change)	historical (% change)

Selling, general and administrative expenses	5,508	6,116	6,187	(9.9)	(11.0)

On a historical basis, selling, general and administrative expenses decreased significantly by 11.0%. These savings stemmed, to a minor extent, from the impact of changes in scope of consolidation and exchange rate fluctuations discussed in the introduction to this section.

On a comparable basis, selling, general and administrative expenses decreased 9.9% while, on the same basis of comparison, revenues increased significantly by 3.9%. This decrease was mainly due to Group efforts in cost control, including notably:

–	a decrease in the total subscriber acquisition costs of wireless subscribers in France and the United Kingdom, resulting from the implementation of a policy aimed at prioritizing customer retention rather than increasing customer base;

–	the savings realized in certain wireless subsidiaries such as Mobistar in Belgium, OCH in Switzerland, and Orange NL in The Netherlands, mainly resulting from strict cost control measures as well as a decrease in total subscriber acquisition costs;

–	the “Fixed-line, distribution, networks, large customers and operators” segment saw a decline in external spending (excluding fees paid to operators) mainly due to the implementation of TOP projects;

–	the sharp drop in selling, general and administrative expenses at Equant, following the introduction of a cost-cutting plan combined with existing restructuring and integration programs. The decrease was also due to previously implemented headcount reduction measures.

4.3. RESEARCH AND DEVELOPMENT EXPENSES

At June 30, 2003, research and development expenses (excluding depreciation and amortization) amounted to € 240 million compared to € 282 million at June 30, 2002, representing a decline of € 42 million (a 14.8% decrease).

The France Telecom group has focused its Research and Development Center, which carries out the bulk of its R&D work, around four major activities:

–	Anticipating and responding to Group innovation needs;

–	Pooling Group R&D;

–	Identifying and preparing the Group for future activities;

–	Contributing to the value and protection of the Group’s intellectual property.

Innovation remains at the center of the Group’s R&D efforts with 175 patents registered in the first half of 2003, representing an increase of 50% compared to the first half of 2002.

The bulk of the reduction in R&D costs stemmed mainly from the following:

–	A reduction in sub-contracting expenses due to the withdrawal from certain non-core activities (optical-electronics) in 2003 and a slight slowdown in business during this period;

–	A decline in operating costs due to stringent application of the TOP savings plans;

–	The sale of TDF.

4.4. DEPRECIATION AND AMORTIZATION

Depreciation and amortization (excluding goodwill) increased 4.3% on a historical basis between June 30, 2002 and June 30, 2003.

This increase was partly due to changes in the scope of consolidation, principally the integration of TP Group, partially offset by the impact of currency fluctuations in the zloty.

This increase was partly offset by the following factors:

–	The sale of TDF;

–	The sale of Casema;

–	The transfer of the ownership of the FTM Lebanon network to the Lebanese government;

–	The positive impact of currency fluctuations for Equant, due to fluctuations in the dollar;

–	The positive impact of the pound sterling.

On a comparable basis, growth was a more significant 6.3%. This increase was mainly due to the increase in amortization of wireless networks (mainly in the United Kingdom, France and The Netherlands), as well as the Group’s activities in Poland.

4.5. AMORTIZATION OF ACTUARIAL ADJUSTMENTS IN THE EARLY RETIREMENT PLAN

At June 30, 2003, amortization of actuarial adjustments in the early retirement plan resulted in a charge of € 89 million, compared to € 93 million at June 30, 2002.

4.6. PERSONNEL EXPENSES

The following table sets forth personnel expenses but does not include employee profit-sharing or charges relating to updating or changes in actuarial assumptions relating to the early retirement plan.

	Six months ended June 30,

	2003	2002	2003/2002

	(€ millions)	(€ millions)	(% change)

Personnel expenses
France Telecom SA	2,847	2,841	0.2
Domestic subsidiaries	590	685	(13.9)

Total in France	3,436	3,526	(2.5)

International subsidiaries	1,474	1,555	(5.2)

Total	4,911	5,082	(3.4)

N.B.: personnel costs included in calculating operating income before depreciation and amortization at June 30, 2003 are net of fixed personnel costs, corporate taxes and employee taxes, which amounted to € 4,810 million at June 30, 2003, € 4,994 million at June 30, 2002 and € 10,036 million at December 31, 2002, respectively.

	Six months ended June 30,

	2003	2002	2003/2002

			(% change)

Average number of employees (full time equivalent)
France Telecom SA	112,824	118,678	(4.9)
Domestic subsidiaries	19,181	23,556	(18.6)

Total in France	132,005	142,234	(7.2)
International subsidiaries	93,587	85,050	10.0

Total	225,592	227,284	(0.7)

Number of employees at June 30
France Telecom SA	114,234	120,673	(5.3)
Domestic subsidiaries	19,375	24,059	(19.5)

Total in France	133,609	144,732	(7.7)
International subsidiaries	92,373	112,129	(17.6)

Total	225,982	256,861	(12.0)

Personnel costs decreased by 3.4% between the first six months of 2002 and the first six months of 2003.

Headcount between the first half of 2002 and the first half of 2003 decreased by 0.7% with respect to the average number of full-time equivalent employees and by 12 % for the number of employees at the end of the period, due to the following factors:

–	The continuation of the early-retirement plan as well as ordinary attrition, representing a headcount reduction in France of 22,000 by 2005;

–	The continuation of the restructuring plan within the TP Group, which involves 24,270 employees between 2002 and 2004;

–	Curbing external recruitment in the first half of 2003;

–	The impact of restructuring measures, particularly at Orange and Equant;

–	The sale of TDF in December 2002;

–	Inversely, the integration of TP Group on April 1, 2002.

France Telecom S.A.

The average number of employees at France Telecom S.A. decreased 4.9% between the first six months of 2002 and the first six months of 2003. This decrease was mainly due to the departures resulting from the early retirement plan: a total of 23,785 employees have opted for this plan since its implementation in September 1996 (excluding other existing early retirement plans), including 2,187 during the first six months of 2003.

Personnel costs at France Telecom S.A. were stable overall between the period ended June 30, 2002 and the period ended June 30, 2003. This was mainly due to a reduction in headcount, offset in part by increases due to general public sector measures as well as the increase in the amount of the base salaries of employees under collective bargaining and in part by the increase in provisions in respect of profit sharing (a new agreement in 2004) stemming from the level of operating income indicators.

Subsidiaries in France

The average number of employees at subsidiaries in France decreased 18.6% between the period ended June 30, 2002 and the period ended June 30, 2003 mainly due to the sale of TDF.

The variation in personnel costs of French subsidiaries was mainly due to the changes in headcount.

International subsidiaries

The average number of employees at international subsidiaries increased 10% between the first six months of 2002 and the first six months of 2003, mainly due to the consolidation of the TP Group on April 1, 2002. As such, on a comparable basis, average headcount at international subsidiaries decreased 18.5%.

Personnel costs at the international subsidiaries decreased 5.2% on a historic basis due to:

–	The positive impact of currency fluctuations at Equant, TP Group and Orange, offset by the impact of the change in the scope of consolidation for TP Group (consolidated for only three months in 2002);

–	A volume effect corresponding to the reduction in average headcount at a constant scope of consolidation, mainly in respect of TP Group (a decrease of 16,910 in average full-time equivalent employees) and Equant (a decrease of 2,597 in average full-time equivalent employees).

5. NET INCOME

The following table presents information concerning operating income through net income for the six months ended June 30, 2003 and June 30, 2002.

	Six months ended June 30,

	2003	2002	2003/2002

	(€ millions)	(€ millions)	(% change)

Operating income	4,645	3,182	46.0
Interest expenses net (excluding TDIRA interest expenses)	(2,052)	(1,754)	17.0
TDIRA interest expenses	(140)	—	ns
Foreign exchange gains/(losses), net	(83)	(87)	(4.5)
Discounting of early retirement plan	(100)	(126)	(20.7)
Current income from integrated companies	2,270	1,215	86.8
Other non-operating income/(expense), net	(370)	(9,339)	(96.0)
Income taxes	3,231	(2,296)	ns
Employee profit sharing	(75)	(51)	49.2
Net income from integrated companies	5,056	(10,471)	ns
Equity in net income of affiliates	(111)	(163)	(31.6)
Goodwill amortization	(850)	(1,466)	(42.0)
Exceptional goodwill amortization	(1,041)	—	ns
Net income (loss) of the consolidated group	3,054	(12,100)	ns
Minority interests	(532)	(76)	ns
Net income (loss)	2,522	(12,176)	ns

5.1. INTEREST EXPENSE, NET AND FOREIGN EXCHANGE GAINS/(LOSSES), NET

Gross borrowings less cash and marketable securities (“net financial debt”) of France Telecom amounted to € 49,329 million at June 30, 2003, compared to € 69,696 million at June 30, 2002 and € 68,019 million at December 31, 2002. Net financial debt may be calculated on the basis of the figures set forth in Note 16 to the consolidated financial statements. Net financial debt included € 8,110 million of convertible or exchangeable bonds at June 30, 2003, compared to € 10,750 million at June 30, 2002 and € 11,192 million at December 31, 2002.

Interest expense, net totalled € 2,052 million for the first half of 2003, compared to € 1,754 million for the year-earlier period, an increase of € 298 million.

Interest expense related to the perpetual bonds redeemable for France Telecom shares (TDIRA), issued as part of the MobilCom settlement, of € 140 million was incurred in the first half of 2003.

Four factors explain the fact that interest expense increased in the first half of 2003, even though average net debt outstanding was reduced:

•	A significant portion of the debt ( € 19.7 billion of the debt outstanding at June 30, 2003) included step-up clauses. The reduction in France Telecom’s ratings in June and July 2002 resulted in an increase in the coupon rates for debt securities with semi-annual interest payments from September 2002, and from between November and March for other indebtedness (with annual interest payments). This explains why the impact on interest expense of the rating downgrade of France Telecom was approximately € 40 million in 2002, against an estimated impact of € 170 million in 2003 (approximately € 81 million for the first half of 2003). Similarly, the improvement in S&P’s rating of France Telecom’s debt will only reduce interest expense by € 6.5 million (in the second half of 2003) as against € 27 million and € 29 million in 2004 and 2005 respectively.

•	Margins requested by bond investors were still high at the beginning of 2003: the weighted average interest rate of the issuances in January and February 2003 was 7.30% for an average maturity of 13.75 years. These issuances permitted the extension of the average maturity of the debt and the repayment of short term debt: € 3.1 billion at 2.50% for the Orange convertible due February 2003 and drawdowns on the syndicated credit lines. The refinancing of short term debt by long term debt resulted in an increase in expenses estimated at € 113 million in the first half of 2003.

•	At June 30, 2003, France Telecom held, in notional amount, € 3,846 million in swaps, € 1,800 million in collars and € 8,869 million credit Euribor futures contracts, complying with the criteria of France Telecom’s hedging policy, but not qualified for accounting purposes as hedges. These contracts were marked to market. At June 30, the following provisions were established:

–	€ 26.6 million for the swaps

–	€ 39.9 million for the collars

–	€ 14.2 million for margin calls on futures contracts.

In total, transactions not accounted for as hedges increased interest expense by approximately € 81 million.

It should be noted that at June 30, 2003, the market value of interest rate hedges resulted in a positive impact of € 96 million (€ 23 million for the interest rate component of the cross currency swaps and € 73 million for the interest rate swaps). Generally accepted accounting policies do not permit the set off of unrealized losses on trading instruments against unrealized gains on hedging instruments.

•	At June 30, 2003, cash and marketable securities amounted to € 9,568 million, compared to € 2,864 million at December 31, 2002 and € 2,436 million at June 30, 2002.

The difference between the interest rate on investments and the interest rate on borrowings also contributed to the increase in average cost of the debt, representing approximately € 60 million.

These factors explain the increase in interest expense, net even though the net debt and short term interest rates fell.

However, for 2003 as a whole, interest expense is expected to be lower than in 2002.

The weighted average annual cost of France Telecom’s net financial debt increased from 5.25% at June 30, 2002, to 7% at June 30, 2003 (5.90% at December 31, 2003).

The weighted average spot rate interest of long-term financial debt, including bank loans and exchangeable or convertible bonds, which represents the average nominal interest rate on long-term debt at a fixed date, increased from 5.70% at June 30, 2002 to 6.07% at December 31, 2002, and to 6.09% at the June 30, 2003.

The average maturity of France Telecom’s net financial debt increased during the first six months of 2003, rising from 3.9 years at June 30, 2002 (4 years at December 31, 2002) to approximately 6.24 years at June 30, 2003. Average maturity increased for two reasons:

–	The bond issuances in January and February 2003 ( € 6.4 billion with an average maturity of 13.75 years) were used to repay short-term obligations (the Orange convertible bond and a portion of drawdowns on syndicated credit lines).

–	The capital increase of almost € 15 billion completed during the first six months of 2003 made it possible to repay short term borrowings (the balance of drawdowns on syndicated credit lines and commercial paper), with the balance being placed in short term investments.

The decline in interest rates led France Télécom to increase the fixed-rate portion of its debt, after swaps, from 63% at June 30, 2002, to 72% at December 31, 2002 and 94% at June 30, 2003 (99% including futures).

Foreign exchange gain (loss), net in for the period ended June 30, 2003 amounted to a loss of € 83 million (compared to a loss of € 87 million in the first six months of 2002 and a gain of € 136 million for the full year 2002). This loss resulted mainly from the depreciation of the Polish zloty against the euro (€ 136 million in foreign exchange loss for TP Group) and the depreciation of the Dominican peso against the US dollar (loss of € 63 million). These losses were only partially offset by exchange gains on borrowings in U.S. dollars, sterling, and zloty by the parent company. France Telecom’s exposure to the risk of exchange rate fluctuation on debt is discussed in Section 6.3 “Exposure to Market Risks”.

France Telecom’s policy is not to use derivative financial instruments for speculative purposes. Since most derivative financial instruments are intended to hedge against business exposures, the risks associated with these instruments are offset by the risks generated by the items covered. Information concerning derivative instruments is set forth in Note 21 of the Notes to the Consolidated Financial Statements, “Exposure to Market Risks” (Interest rate and foreign currency risk management). Derivative instruments and their fair value are set forth in Note 22 to the Consolidated Financial Statements, “Fair Value of Financial Instruments”.

5.2. CURRENT INCOME FROM INTEGRATED COMPANIES

Current income from integrated companies was € 2,270 million for the period ended June 30, 2003, compared to € 1,215 million for the period ended June 30, 2002.

5.3. OTHER NON-OPERATING INCOME/(EXPENSE)

For the period ended June 30, 2003, other non-operating income/(expense) amounted to an expense of € 370 million, compared to an expense of € 9,339 million for the period ended June 30, 2002. This item includes capital gains or losses on sale of assets, income from dilution, other provision movements, costs of sale of receivables and dividends.

5.3.1. Capital Gains and Losses from Sale of Assets

•	At June 30, 2003, the principal divestitures related to the following transactions:

–	On June 20, 2003, France Telecom sold its 5.5% shareholding in Sprint PCS, the American telecommunications operator, for a total amount of $330 million (€ 286 million). The capital gains, before tax and net of exchange rate effects, amounted to € 19 million for this transaction.

–	Casema was sold on January 28, 2003, for a net cash amount of € 498 million, producing a capital gain of € 15 million.

–	Sale of Eutelsat shares on April 28, 2003, for a net cash amount of € 373 million, producing a capital gain of € 14 million.

–	The second tranche in the divestiture of real estate by FT S.A. for € 419 million, producing a capital gain of € 30 million.

–	The sale of Wanadoo Belgium on February 6, 2003, producing a capital gain of € 6 million.

•	Among the principal divestitures in the period ended June 30, 2002, France Telecom recorded a capital gain on the sale of its interest in Télévision Par Satellite (TPS) which amounted to € 177 million.

5.3.2. Movements in Other Provisions

•	Excluding capital gains, other non-operating income/(expense) included, at June 30, 2003, provisions relating notably to the following:

–	an additional provision for the Kulczyck put, linked to the purchase of TP SA shares, of € 256 million (due mainly to the depreciation of the Polish zloty against the euro. This provision, which amounted to € 571 million for 2002, was increased to € 827 million for the period ended June 30, 2003);

–	following a reassessment of the fair value of the shares of Bitco / TA Orange Company Ltd accounted for under the equity method, a write-down of € 40 million was recorded as a non-operating expense, in addition to the exceptional amortization of goodwill (see section 5.8 “Goodwill Amortization”).

In contrast, reversals of provisions mainly involved a reversal of the provision for Wind shares, to adjust the value of the shares to the price at which they were sold (divestiture made on July 1, 2003), of € 270 million.

•	For the period ended June 30, 2002, provisions mainly included:

–	an exceptional provision for MobilCom of € 7,290 million;

–	an additional exceptional provision for NTL of € 1,663 million;

–	Intelig for € 75 million;

–	a provision of € 51 million relating to the resolution in July 2002 of the off-balance sheet commitment on CCIC securities;

–	a provision of € 52 million relating to the sale of Casema shares.

5.3.3. Restructuring Costs

•	For the period ended June 30, 2003, restructuring costs involved:

–	The Orange Group and its subsidiaries, for € 109 million;

–	Costs of the integration of Equant, for € 96 million;

–	Wanadoo and its subsidiaries, for € 8 million.

•	For the period ended June 30, 2002, € 24 million was recorded for integration costs of Equant.

5.3.4. Others

Other items of non-operating income/(expense) recorded for the period ended June 30, 2003 included mainly:

–	the loss on the repurchase of bonds by FT S.A. for € 74 million, following debt restructuring, and by Orange, for € 23 million;

–	costs related to the securitization of commercial receivables for € 48 million, compared to € 20 million at June 30, 2002.

5.4. INCOME TAXES

5.4.1. Group tax proof

Income taxes for the six months ended June 30, 2003 are based on the application of the forecasted year-end effective tax rate on the result before tax as of June 30, 2003. In France, deferred taxes are based on determined tax rates, i.e. 35.43% for 2002 and thereafter.

The reconciliation between the theoretical tax using the French statutory tax rate and the effective income tax expense is as follows:

	Period ended June 30,

	2003	2002

	(€ millions of euros)

Consolidated group net income (loss) before tax	(177)	(9,804)
Statutory tax rate	35.43	35.43
Theoretical tax	63	3,474

Income (loss) from affiliates accounted for under the equity method	(39)	(58)
Goodwill amortization	(670)	(520)
Other	3,877	(5,192)

Effective tax	3,231	(2,296)

In addition to the results of companies accounted for under the equity method and to goodwill amortization, significant reconciling elements of the tax proof are:

•	At June 30, 2003:

–	A net tax gain of € 2,590 million resulting from Orange operational reorganization.

–	A provision reversal for deferred tax asset depreciation, net of the discounting effect, on the FTSA consolidated tax group for € 1,100 million.

–	A provision reversal for deferred tax asset depreciation, net of the discounting effect, on the Wanadoo consolidated tax group for € 381 million, related to tax losses carried forward at December 31, 2002.

•	At June 30, 2002:

–	A provision for deferred tax asset depreciation, net of the discounting effect, on the FTSA consolidated tax group for € 5,792 million.

•	At December 31, 2002:

–	A provision for depreciation of deferred tax asset, net of the discounting effect, on FTSA consolidated tax group for € 2,691 million.

–	Depreciation recognized as part of non-operating results in the course of the second half of 2002 on some subsidiaries (notably Wind for € 1.6 billion), which did not result in the recognition of deferred tax assets.

–	Moreover, deferred tax assets related to tax losses carried forward of Wanadoo SA consolidated tax group had been fully provided for.

5.4.2. Income tax gain (charge)

Income tax split between the tax consolidation groups and for the other subsidiaries is as follows:

	Period ended June 30,

	2003	2002

	(€ millions of euros)

– Other current tax	0	13
– Deferred tax for the period	0	3,992
– Deferred tax allowance and discounting	1,100	(5,792)
France Telecom SA tax group	1,100	(1,787)

Orange SA tax group	2,192	(275)
Wanadoo SA tax group	317	(28)
Other subsidiaries in France and abroad	(378)	(206)

Total income taxes	3,231	(2,296)

•	FTSA tax consolidation group

France Telecom SA files a consolidated tax return for all French subsidiaries of which it owns 95% or more.

France Telecom and its main French subsidiaries have been subject to a tax audit for the years 1998 and 1999. The tax audit is partly completed, and the possible reassessments relate mainly to timing differences in taxable amounts. The impacted subsidiaries have communicated their comments to the tax authorities. With respect to the consolidated tax group, France Telecom SA awaits a final decision from the tax authorities.

In 2002, the significant decrease in the France Telecom SA share price which had been reflected in the statutory accounts by the recording of tax deductible provisions, as well as the NTL and MobilCom risks, had led to a significant increase in the losses carried forward within the France Telecom SA tax consolidation. This had extended the forecast recovery date of deferred tax assets beyond the eight-year horizon used for the 2001 financial statements.

In this context, the application of the prudence concept, which prevails regarding the recognition of deferred tax assets for accounting purposes, has led to depreciation, at June 30, 2002 and December 31, 2002, for the France Telecom SA consolidated tax group, of the deferred tax assets generated during the period, and to the recognition of a depreciation allowance of € 1,800 million against deferred tax amounts at December 31, 2001, representing respectively € 5,792 million at June 30, 2002 and € 2,691 million at December 31, 2002. The net deferred tax charge for the France Telecom SA tax group for the year ended December 31, 2002 amounted to € 1,602 million after taking into account the tax related to the 2002 dividends ( € 198 million recorded in reserves).

France Telecom considered, on the basis of its budgets, business plans and financing plans reflecting the financial situation at December 31, 2002, that the deferred tax asset maintained in the balance sheet for France Telecom SA and the companies within its consolidated tax group would be able to be recovered through the existence of taxable income expected in the next eight years within its regularly profitable activity as a fixed line operator in France. Moreover, given these results and given the possibilities to carry forward indefinitely certain tax losses relating from depreciation charges, the share of the tax loss carry forwards which is not indefinitely carried forward should be completely used within the legal timeframe of five years, with the balance acquiring the status of losses indefinitely carried forward.

In 2002, France Telecom received € 1,111 million of cash in exchange for bills obtained in 2001 when France Telecom sold to a financial institution the carry back receivables held on the French state.

During the first half of 2003, notably as a result of the effect of the capital increase on its financing plan and on its taxable profits over the next eight years, France Telecom reversed the provision against deferred tax assets for € 1,100 million, net of discounting effect.

•	Orange SA consolidated tax group

Orange SA and its French subsidiaries have their own consolidated tax regime from 2002 onwards.

In 2002, Orange initiated a number of changes in its internal organization with a view to improve its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, Orange initiated, during 2002, a project to bring Orange’s international operations outside France and the United Kingdom under a single management organization. This reorganization, which was implemented during the first six months to June 30, 2003, resulted in the alignment of Orange’s corporate structure with its new operating structure and consequently, Orange’s main consolidated, equity accounted and non-consolidated investments outside France and the United Kingdom were regrouped under a holding entity, Orange Global Limited, a wholly owned subsidiary of Orange.

This operational reorganization generated a total € 11.5 billion tax losses in France during the first six months to June 30, 2003, of which approximately € 9 billion of operating tax losses and € 2.5 billion of long-term capital losses. These tax losses primarily arise from the cumulative depreciation booked against Orange’s investment in Wirefree Services Belgium (“WSB”), as reflected in Orange SA’s statutory accounts at December 31, 2002, and resulting mainly from the loss in value of WSB’s underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the foreseeable net taxable profits of the French tax group for the next years, Orange recognized a net exceptional deferred tax credit of € 2,590 million, representing the net present value of the expected tax savings based on the utilization of the operating tax losses generated through the reorganization. Part of these tax losses have been utilized against the taxable profits generated by the French tax group during the first six months to June 30, 2003, resulting in a deferred tax charge of € 384 million.

•	Wanadoo SA consolidated tax group

Wanadoo SA and its French subsidiaries have their own consolidated tax regime from 2001 onwards.

In the Wanadoo tax consolidated group, at December 31, 2002, deferred tax assets related to tax losses carried forward had been fully provided for. The outlook of positive results for French companies included in the tax consolidation group, notably supported by Wanadoo Interactive profit for the first half of 2003, led Wanadoo to recognize a deferred tax gain of € 381 million, net of the discounting effect at June 30, 2003 corresponding to the tax gain expected in the future as a result of the use of tax losses. Tax planning established using available business plans demonstrates the tax group’s ability to recover its tax losses within a 3 to 4 year horizon. During the first half of 2003, these tax losses were deducted from taxable profits generated by the French consolidation tax group which led to a deferred tax charge of € 64 million.

5.5. EMPLOYEE PROFIT SHARING

Pursuant to the Act of July 26, 1996 and French labor legislation, France Telecom has been subject to employee profit sharing requirements since January 1, 1997. The profit sharing agreement, signed with France Telecom’s labor unions, includes France Telecom’s French subsidiaries whose capital is owned, directly or indirectly, at more than 50%.

The charge calculated according to the terms and conditions of the applicable agreement amounted to € 75 million at June 30, 2003, compared to € 51 million at June 30, 2002.

5.6. NET INCOME (LOSS) FROM INTEGRATED COMPANIES

Net income from integrated companies for the period ended June 30, 2003 was € 5,056 million, compared to a loss of € 10,471 million for the period ended June 30, 2002.

5.7. EQUITY IN NET INCOME (LOSS) OF AFFILIATES

For the period ended June 30, 2003, equity in net income (loss) of affiliates amounted to a loss of € 111 million, compared to a loss of € 163 million a year ago.

This improvement was due mainly to the following:

–	significant improvement in the equity from the net income of Wind between the period ended June 30, 2002 and the period ended June 30, 2003, which went from a loss of € 154 million to a loss of € 70 million (a gain of € 84 million);

–	the loss recorded on Bitco (€ 36 million), which was less significant than the preceding year (a positive impact of € 16 million);

–	the impact of the full consolidation of TP Group from April 1, 2002, previously accounted for under the equity method. A loss of € 6 million had been recorded at the end of June 2002.

Conversely, earnings of € 24 million were reported on Eutelsat for the period ended June 30, 2003, compared to earnings of € 60 million reported for the period ended June 30, 2002 (a negative impact of € 36 million). The sale of Eutelsat was completed on April 28, 2003, and had been agreed on February 4, 2003.

5.8. GOODWILL AMORTIZATION

5.8.1. Goodwill Amortization

Completion of significant financial investments in connection with the Group’s international growth, especially in 2000, generated a significant volume of goodwill. The amount of the provisions for goodwill amortization (excluding exceptional goodwill amortization) for the period ended June 30, 2003, was € 850 million, as compared to € 1,466 million at June 30, 2002. Amortization, over 20 years, of such goodwill for the period ended June 30, 2003 principally involved:

–	Orange for an amount of € 617 million, including Orange PCS for € 520 million, OCH in Switzerland for € 40 millions, and Wind for € 23 million;

–	Wanadoo for an amount of € 134 million, including Freeserve for € 44 million, and eresMas for € 40 million;

–	TP Group for an amount of € 62 million;

–	Equant for an amount of € 17 million.

The significant reduction between the period ended June 30, 2002 and the period ended June 30, 2003 was due to exceptional goodwill amortization recorded for the period ended December 31, 2002 (for Equant, OCH, and JTC).

5.8.2. Exceptional Goodwill Amortization

France Telecom conducted a review of goodwill values at June 30, 2003.

Given the short-term volatility of stock market valuations and the strategic nature of its investments, France Telecom gives preference to the discounted cash flow method when assessing value in use.

Following this review, impairments through exceptional amortization have been recorded for:

–	Freeserve for € 447 million ( € 318 million for the group share) bringing down the net book value of the company at the closing exchange rate to € 821 million for the group share;

–	For QDQ Media for € 149 million ( € 106 million for the group share) bringing down the net book value of the company to € 83 million for the group share;

–	For Mauritius Telecom for € 143 million for the group share, bringing down the net book value at the closing exchange rate of Mauritius Telecom and its subsidiaries to € 83 million;

–	BITCO / TA Orange for a loss of € 287 million. Taking into consideration the depreciation in equity value for a loss of € 40 million recorded as a non-operating expense, as well as the overall positive impact on minority interests of € 45 million, the amount recorded in net income Group share was a loss of € 282 million.

In the context of goodwill review of the main sub-groups, the following perpetual growth rates and discount rates have been applied to the expected cash flows on the basis of economic assumptions and forecasted operating conditions used by France Telecom.

	Six months ended

	June 30, 2003		December 31, 2002

	Perpetual growth rate	Discount rate	Perpetual growth rate	Discout rate

Orange	3%	9%	3%	9%
TP Group	2%	10.5%	3%	10.5%
Equant	3%	10.5%	3%	10.5%
Wanadoo – Internet	4%	11.5%	4.5%	12.5%
Wanadoo – Directories	3%	9%	3.5%	9%

At June 30, 2003, compared to the excess of estimated value in use over carrying value, the sensitivity of value in use to an independent change in one point of the perpetual growth rate or discount rate respectively is as follows (France Telecom group share):

		Impact of one point increase / decrease in the

(€ billions)	Excess of value in use over carrying value	Perpetual growth rate	Discount rate

Orange	12.2	+6.9/-4.9	-8/+11.2
TP Group	0.6	+0.5/-0.4	-0.6/+0.8
Equant	0.2	+0.2/-0.2	-0.2/+0.2
Wanadoo – Internet	4.9	+0.5/-0.4	-0.7/+1.0
Wanadoo – Directories	2.8	+0.4/-0.3	-0.5/+0.7

5.9. NET INCOME (LOSS) OF THE CONSOLIDATED GROUP

Net income of the consolidated group was € 3,054 million at June 30, 2003, compared to a loss of € 12,100 million at June 30, 2002.

5.10. NET INCOME

Taking into consideration minority interests, which amounted to an expense of € 532 million at June 30, 2003, compared to an expense of € 76 million a year previously, consolidated net income was € 2,522 million, compared to a loss of € 12,176 million at June 30, 2002.

6. LIQUIDITY AND CAPITAL RESOURCES

In the first six months of 2003, France Telecom accessed the bond markets and issued € 6.4 billion in long term debt. At June 30, 2003, France Telecom’s gross borrowings were € 58.9 billion, including € 56.2 billion in long term debt and € 2.7 billion in short term debt.

Cash, cash equivalents and marketable securities amounted to € 9.6 billion, resulting in a net financial debt (net of available cash) of € 49.3 billion, compared to € 68.0 billion as at December 31, 2002.

Debt reduction therefore amounted to € 18.7 billion compared to December 31, 2002 and almost € 20.4 billion in comparison to June 30, 2002.

The table below presents France Telecom’s net financial debt (excluding accrued interest) as of June 30, 2003 and December 31, 2002.

	June 30, 2003 (€ millions)	December 31, 2002 (€ millions)

Long and medium term borrowings	56,236	60,393
Notes(1)	50,942	53,286
Bank loans	4,836	6,369
Capital leases	406	420
Other loans	52	318

Short term borrowings and borrowings due after less than one year	2,661	10,490
Bank loans(2)	1,352	8,024
Commercial paper	7	1,058
Other non-bank loans and bank credit balances	1,302	1,408

Cash, cash equivalents and marketable securities	(9,568)	(2,864)
Cash and cash equivalents	(6,760)	(2,819)
Marketable securities	(2,808)	(45)

Net financial debt(3)	49,329	68,019

(1)	Including bonds, convertible, exchangeable or redeemable into shares in an amount of € 8,110 billion at June 30, 2003 and € 11,192 million at December 31, 2002.
(2)	At June 30, 2003, France Telecom had short term borrowings (less than one year) on its dollar-denominated syndicated line of credit of € 1,223 million after swaps. The maturity of the drawdown (July 2003) is the reason it is accounted for as short term debt. As the table below indicates, the maturity of these credit lines is between 2004 and 2005.

Line of credit		Maturity		Short Term Drawdown

Tranche A	€5 billion	2006	*
Tranche B	€10 billion	2005
Other	$1.4 billion	2004		€ 1,330 million before swaps

				Total: € 1,330 million before swaps

*	“Term out” (an option to extend for one year).
(3)	After accounting for cash collateral (see Note 16 to the Consolidated Financial Statements) of € 1,096 million at June 30, 2003 and € 359 million at December 31, 2002, France Telecom’s net financial debt amounted to € 48,233 million at June 30, 2003, compared to € 67,660 million at December 31, 2002.

6.1. LIQUIDITY

The following table sets forth significant items of the consolidated statements of cash flows useful for an evaluation of the financial situation of France Telecom for the first half of 2003 and 2002:

	Six months ended

	June 30, 2003 (€ millions)	June 30, 2002 (€ millions)

Net cash provided by operating activities	4,474	4,814
Net cash used in investing activities	(4,007)	(7,103)
Free cash flow	467	(2,289)
Increase in short-term marketable securities (SICAV de trésorerie) relating to the capital increase(1)	2,744	0
Free cash flow, excluding increase in short-term marketable securities (SICAV de trésorerie)	3,211	(2,289)
Proceeds from asset disposals	(1,199)	(89)
Free cash flow, excluding proceeds from asset disposals and increase in short-term marketable securities (SICAV de trésorerie)	2,012	(2,378)

(1)	Included in marketable securities as described in Note 20 to the consolidated financial statements.

Free cash flow (net cash provided by operating activities less net cash used in investing activities), amounted to € 467 million in the first half of 2003, compared to a negative amount of € 2,289 million in the first half of 2002.

Free cash flow included € 2,744 million invested in short-term marketable securities (SICAV de trésorerie) as part of the proceeds of the € 14.8 billion capital increase completed during the first half of 2003.

Free cash flow excluding this increase in short-term marketable securities (SICAV de trésorerie) thus amounted to € 3,211 million in the first half of 2003.

Free cash flow also included for the six month period ended June 30, 2003 proceeds from asset disposals of € 1,199 million.

Excluding these increases in short-term marketable securities (SICAV de trésorerie) and the proceeds from asset disposals, free cash flow amounted to € 2,012 million in the first half of 2003, compared to a negative amount of € 2,378 million in the first half of 2002. This significant improvement was a result of the effects of the improvements in operating performance resulting from the “TOP” program and control of investments.

6.1.1. Net cash provided by operating activities

Net cash provided by operating activities amounted to € 4,474 million for the first half of 2003 compared to € 4,814 million for the first half of 2002.

The change was due to:

–	the increase of over 23% in operating income before depreciation and amortization, partially offset by an increase in financial expenses paid.

–	the negative impact of the increase in working capital requirements, which increased by € 60 million in the first half of 2003, compared to a reduction of € 789 million in the first half of 2002 primarily resulting from the collection of € 1,111 million in proceeds from the sale of tax receivables realized in 2001. Excluding this item and other items not related to continuing operations (net effect of the sale of trade receivables and other current assets and accrued expenses and other payables), the increase in working capital requirements (sum of inventories, trade accounts receivable and trade accounts payable) was reduced to € 55 million in the first half of 2003, compared to an increase of € 322 million in the first half of 2002.

6.1.2. Net cash used in investing activities

Net cash used in investing activities comprises acquisitions and divestitures of tangible and intangible assets, acquisitions and divestitures of equity interests (net of cash acquired or sold), investments in and divestitures of companies accounted for using the equity method and net fluctuations in other investments and marketable securities.

Net cash used in investing activities amounted to € 4,007 million in the first half of 2003, compared to € 7,103 million for the first half of 2002.

•	Acquisitions and divestitures of tangible and intangible assets

Acquisitions and divestitures of tangible and intangible fixed assets, net of changes in fixed asset vendors, was reduced by over € 1 billion and totaled € 2,758 million in the first half of 2003, compared to € 3,820 million in the first half of 2002. For an analysis of the reduction in investments in tangible and intangible assets, see section 1.2.2 “Results of the ‘TOP’ Operational Improvements Program for the First Two Quarters of 2003” and Section 7.1.1 “Tangible and intangible investments, excluding licenses”.

In addition, revenues of from the sale of real estate assets of € 419 million were recorded in the first half of 2003, compared to € 2,411 million in the first half of 2002.

•	Acquisitions and divestitures of equity interests and investments in companies accounted for using the equity method

Financial investments in the first half of 2003 amounted to € 56 million (the two principal transactions relating to QDQ Media and Wind, see section 7.2 “Financial Investments”).

Major transactions in the first half of 2002 included the purchase of the balance of shares held by Vodafone after the acquisition of Orange plc for € 4,974 million, as well as the purchase for € 950 million of Orange shares held by E.On as compensation for the sale of its holding in OCH (formerly Orange Communications S.A. in Switzerland) to Orange S.A.

Net cash used in investing activities reflected, in the first half of 2003, the proceeds from the sale of holdings in Casema for € 498 million, Eutelsat for € 373 million and Sprint PCS for € 286 million. Other proceeds from sale of equity interests amounted to € 42 million (mainly related to Pramindo Ikat). Income from the sale of equity interests in the first half of 2002 amounted to € 89 million and related primarily to the sale of holdings in TPS.

•	Net fluctuations in other investments and marketable securities

In the first half of 2003, net cash used in investing activities reflected an increase of € 2,744 million in short-term marketable securities (SICAV de trésorerie), following the € 14,852 million capital increase (funds received net of issuance expenses and underwriters’ commissions) completed during the period (see the following paragraph). Total marketable securities and other long term assets increased by € 2,884 million.

6.1.3. Net cash provided by financing activities

Net cash provided by financing activities amounted to € 3,581 million for the six months ended June 30, 2003, compared to € 1,575 million for the first half of 2002.

This item included the proceeds of the capital increase completed in the first half of 2003, which amounted to € 14,852 million (funds received net of issuance expenses and underwriters’ commissions).

The other principal financial operations completed in the first half of 2003 were the following bond issuances (see section 6.2.1 “Bond Issues”):

–	€ 1 billion of bonds due 2007,

–	€ 3.5 billion of bonds due 2013,

–	250 million pounds sterling of bonds due 2017, and

–	€ 1.5 billion of bonds due 2033.

The repayment of long term debt and the reduction in bank overdrafts and in short tem debt amounted to € 17,274 million in the first half of 2003.

6.2. CAPITAL RESOURCES

6.2.1. Bond Issues

In the first half of 2003, in order to reduce its short debt, France Telecom accessed the bond markets.

In January and February of 2003, France Telecom issued € 6.38 billion aggregate principal amount of long-term bonds:

–	€ 1 billion of 6% bonds due September 28, 2007,

–	€ 3.5 billion of 7.25% bonds due January 28, 2013,

–	€ 1.5 billion of 8.125% bonds due January 28, 2033, and

–	250 million pounds sterling (€ 384 million) of 8% bonds due December 20, 2017 (these bonds are fungible with pound sterling bonds issued in December 2002).

These debt securities are described in further detail in Note 18 of the Consolidated Financial Statements.

6.2.2. Credit Lines

On February 14, 2002, France Telecom entered into a € 15 billion multi-currency syndicated line of credit to replace the lines of credit negotiated as part of the acquisition of Orange plc. When it obtained this line of credit, France Telecom agreed to maintain the financial ratios described in section 6.4.1 “Cash flow risk management”.

The € 5 billion Tranche A of the syndicated credit line expired on February 14, 2003. A new three-year € 5 billion line of credit was put into place. The covenants for this line of credit are described in section 6.4.1 “Cash flow risk management”.

6.2.3. Repayment Schedule for Gross Borrowings

(in millions of euros)	Long Term Debt FT SA	Long Term Debt Subsidiaries	Short Term Debt(1)	Convertible Exchangeable or Redeemable Debt	Total Gross Borrowings	Cash, Cash Equivalents and Marketable Securities	Total Net Financial Debt

Second half of 2003(2)	4,494	1,473	2,661	623	9,250	(9,568)	(317)
2004	4,273	1,682		3,553	9,507		9,507
2005	4,762	668		3,934	9,364		9,364
2006	3,540	652			4,192		4,192
2007	2,186	645			2,830		2,830
2008 and beyond	22,075	1,679			23,753		23,753

Total Gross Borrowings	41,328	6,798	2,661	8,110	58,897	(9,568)	49,329

(1)	Including drawdowns on France Telecom S.A.’s syndicated credit line (€ 1,223 million after swaps).
(2)	Including the redemption of the PANAFON exchangeable bonds and the repurchase of the Orange 8.75% bonds due June 1, 2006.

The average maturity of the debt increased from 4 years at June 30, 2002 to 6.24 years at June 30, 2003.

6.2.4. Sale of Receivables

Programs for the sale of commercial receivables are in place for France Telecom SA and for the Orange group.

These programs cover existing receivables at the date the securitization transaction was entered into and those receivables arising as services are rendered during the planned duration of the programs. The sellers ensure the servicing of such receivables for the purchasers.

The purchasers, with a legal form under the law applicable in each country, obtain financing from third parties via securitization conduits with deferred price mechanisms or subordinated units subscribed by the sellers.

The deferred prices and the subordinated units represent residual interests retained in the receivables by the sellers. These are destined to cover the risk of non-recovery of the sold receivables removed from the balance sheet. These residual interests are recorded under “Other long-term assets”. The accounting treatment for sales of receivables is presented in Note 2 to the Consolidated Financial Statements.

•	Sale of commercial receivables by FT SA

France Telecom SA has made sales of commercial receivables without recourse for fixed line telephony contracts with business customers and consumers in mainland France, with Fonds Commun de Créances (“FCC”). These receivables sale programs have a duration planned until December 2003 (renewable).

•	Sale of commercial receivables within the Orange group

Orange entered into programs for the sale of receivables in December 2002, whereby the receivables of the mobile activities of Orange France and Orange PCS in the United Kingdom have respectively been transferred without recourse to an FCC under French law and a trust established in Jersey under United Kingdom law.

These programs have a planned duration of 5 years, which can be reduced if the funding is stopped in advance.

The impact of these securitization programs is as follows;

	Period ended June 30,

	June 30, 2003	June 30, 2002

	(in millions of euros)

Net receivables sold	2,749	3,078
FT SA consumers	1,397	1,541
FT SA business customers	749	823
Orange	603	714
Net residual interests	1,131	1,367
Interests in FCC and deferred prices	1,398	1,679
Depreciation	(267)	(312)
Translation adjustment	26	0
Impact on cash flow for the period (excluding costs of sale and excluding bad debt)
For the period	(67)	797
Cumulated	1,644	1,711

6.3. EXPOSURE TO EXCHANGE AND INTEREST RATE MARKET RISKS

6.3.1. Market risk management

In connection with its industrial and commercial activities, France Telecom is exposed to various types of market risks related to the management of the cost of its debt and the value of certain foreign currency denominated assets (foreign investment securities). Based on an analysis of its overall risk exposure, primarily due to changes in interest rates and exchange rates, France Telecom uses a variety of derivative financial instruments within limits set by management as to their potential impact on the income statement, with the objective being to optimize the cost of financing.

France Telecom distinguishes between three different types of use of derivative financial instruments:

•	Long-term debt rate risk management

France Telecom aims to balance its long-term debt portfolio between fixed and variable rate instruments in euros so as to minimize the cost of financing, and uses firm and optional interest rate instruments (swaps, futures, caps and floors) within limits established by management. At June 30, 2003, the percentage of France Telecom’s fixed-rate debt was 94% excluding futures (99% including futures).

At June 30, 2003, France Telecom had a notional amount of € 3,796 million of swaps, to hedge long-term debt, respecting France Telecom’s hedging policy, but not qualifying as hedges for accounting purposes.

Moreover, at the end of June 2003, for hedging future issuances, France Telecom entered into € 650 million of 3-year caps starting June 2004, qualifying as hedges for accounting purposes.

•	Short-term debt rate risk management

France Telecom manages a treasury position as either lender or borrower depending on cash flows provided by operating activities and maturities of long-term debt.

In addition, France Telecom periodically reviews its projected short-term debt position and may use derivative interest rate instruments (future rate agreements, short-term swaps, EURIBOR contracts and interest rate collar agreements) to cover this position against unfavorable changes in interest rates.

At June 30, 2003, France Telecom had a notional amount of € 50 million of swaps, € 1,800 million of collars and € 8,869 million of Euribor contracts, to hedge short-term debt, respecting France Telecom’s hedging policy, but not qualifying as hedges for accounting purposes.

•	Analysis of the sensitivity of the group to a change in rates

At June 30, 2003, with France Telecom’s fixed rate percentage of gross borrowings, net of cash and cash equivalents and marketable securities, being close to 100%, the interest rate risk related to an immediate increase of the short-term interest rates is immaterial.

6.3.2. Foreign currency risk management

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: FT SA, Orange and TP Group

	Currency
	USD	PLN	GBP	CHF	DKK	SEK	EUR	Total Converted into euros	(millions €) 10% variation in the currency

FT SA	(905)	(790)	(153)	(207)				(1,321)	(112)
TP Group	(39)						(320)	(354)	(36)
Orange	(182)		(2)	14	(95)	(35)	(79)	(249)	(28)
Other	160							140	(17)

Total (currency)	(966)	(790)	(154)	(193)	(95)	(35)	(399)	(1,784)

Total (euros)	(845)	(176)	(223)	(124)	(13)	(4)	(399)	(1,784)	(193)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% maximizing the exchange rate risk of FT SA and TP Group, i.e. a decrease of 10% of the value of the euro against the dollar, sterling and the Swiss franc, as well as an increase in the euro of 10% against the zloty.

For Orange, the selected assumptions are, on one hand, a decrease of 10% in the Slovak crown against the euro, a decrease of 10% in Romanian Lei, the Egyptian pound and the Dominican peso against the dollar, and on the other hand, a decrease of 10% of the dollar against the Lebanese pound.

An unfavorable exchange rate movement of 10% would engender an exchange loss of € 193 million.

The table below gives details of France Telecom’s net financial debt by currency, taking into account the effect of currency swap contracts. The figures give no indication of exchange rate risks. The activities of France Telecom abroad are carried out by subsidiaries operating essentially in their own countries. Therefore, the exposure of its subsidiaries to foreign currency risk on these commercial transactions is limited. France Telecom usually hedges the risk related to the issuance of foreign currency borrowings.

	Analysis of net financial debt per currency
(euro equivalent at closing rate)	FT SA	Orange	TP Group	Other	Total

EUR	41,171	232	320	233	41,956
USD	863	224	39	(384)	742
GBP	263	2,087	—	(30)	2,320
PLN	174	—	2,766	(3)	2,937
Other currency	1,274	87	—	13	1,374

Total	43,745	2,630	3,125	(171)	49,329

6.4. LIQUIDITY MANAGEMENT

6.4.1. Liquidity risk management

France Telecom announced on December 5, 2002 that the reinforcing of the financial situation of the group and its continuing ability to meet its commitments was based on three distinct plans:

–	A reinforcement of shareholders’ equity: France Telecom met its first commitment with a capital increase of € 15 billion on April 14, 2003;

–	A plan for improving operational performance: at June 30, 2003, net cash provided by operating activities less net cash from investing activities, reached 2 billion euros excluding asset disposals and an increase in short-term marketable securities (SICAV de trésorerie);

–	A debt refinancing: in January and February 2003, France Telecom refinanced € 6.4 billion in debt with an average maturity of 13.75 years. A new credit line of € 5 billion maturing in 3 years was put in place in February 2003, replacing a credit line of the same amount maturing in February 2003 with an option to renew for one year. The capital increase and the net cash flows generated by operating activities, net of the net cash flows from investing activities, including the divestiture of non-strategic assets, allowed France Telecom to significantly decrease its net financial debt. Due to the decrease in net financial debt along with the notes issuances in January and February 2003, the average maturity of borrowings increased from 4 years to 6.24 years between June 30, 2002 and June 30, 2003.

At June 30, 2003, the liquidity position as detailed below approximates € 24.2 billion; borrowings due in the second half of 2003 approximate € 8.48 billion.

	As of

(in millions of euros)	June 30, 2003	December 31, 2002

Available drawing FT SA € 15 billion credit line	15,000	8,750
Available drawing FT SA bilateral credit lines	450	450
FT SA overdraft authorized	150	150
Cash and cash equivalents and marketable securities	9,568	2,864
Bank credit balance	(1,005)	(1,273)

Liquidity position	24,163	10,941

6.4.2. Credit Rating

At the date of preparing the half year results as of June 30, 2003, France Telecom S.A.’s rating was as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA

Long-term debt	BBB	Baa3	BBB
Outlook	Positive	Stable	Positive
Short-term debt	A2	P3	F2

On May 14, 2003, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB- to BBB with positive outlook and France Telecom’s short-term rating from A-3 to A-2. On August 7, Fitch IBCA upgraded the long-term debt rating of France Telecom from BBB- with positive outlook to BBB with positive outlook.

At June 30, 2003, a large portion of the debt (€ 19.7 billion of the outstanding balance) has step-up clauses.

The upgrading of France Telecom’s rating by Standard & Poor’s will result in a decrease in coupons by 25 basis points for the notes with step-up, beginning with the next coupon maturities. This difference explains the positive impact of the upgrade in rating by Standard & Poor’s, estimated at € 6.5 million in 2003 compared to € 27.2 million in 2004.

6.4.3. Management of covenants

Most of France Telecom’s financing contracts include customary covenants in case of default or material adverse changes affecting France Telecom SA and certain of its subsidiaries. As a result of these provisions, a significant default in payment or the accelerated maturity of a financial debt may result in a significant part or almost all the financial borrowings of France Telecom coming due and the unavailability of its credit lines.

France Telecom is moreover bound by the following specific commitments with regard to ratios.

•	Covenants for France Telecom S.A.’s € 15 billion syndicated credit line:

When France Telecom SA obtained the € 15 billion syndicated credit line of which the tranche A of € 5 billion came to maturity, and the new € 5 billion credit line, France Telecom committed to respect the following financial ratios (see Note 21 to the Consolidated Financial Statements):

The ratio of EBITDA* to net interest costs must be greater than or equal to the following:

–	June 30, 2003: 3;

–	December 31, 2003: 3.25;

–	June 30, 2004: 3.25;

–	December 31, 2004: 3.25;

–	June 30, 2005: 3.50;

–	December 31, 2005: 4.00.

The	ratio of net financial debt to EBITDA* must be less than or equal to the following:

–	June 30, 2003: 4.75;

–	December 31, 2003: 4.50;

–	June 30, 2004: 4.25;

–	December 31, 2004: 3.75;

–	June 30, 2005: 3.50;

–	December 31, 2005: 3.00.

*	EBITDA as defined in agreements with financial institutions.

The ratio calculations are to be based on the consolidated financial statements prepared under French GAAP and EBITDA* is calculated on a rolling 12 months basis, by using data restated for acquisitions and disposals that took place within the 12 preceding months.

•	For the program of securitization of receivables of France Telecom SA, several amortization scenarios are possible: (i) normal amortization on the contractual maturity date of the programs at December 31, 2003 (renewable), (ii) accelerated amortization, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB– or BB+, depending on the program. In the event of accelerated amortization, the securitization conduits cease participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

•	Respect of certain financial ratios is also required for Orange’s securitization programs (ratios of indebtedness and coverage of interest charges). The non respect of these ratios brings about an end to the sale of receivables, in order to progressively repay the holders of beneficial interests with cash received.

•	As part of the sale of future State receivables accounted for as bank loans, France Telecom guarantees to the receiving establishment the existence and the amount of the receivables sold and covenants to a related indemnity.

•	The financing of the purchase by Kulczyk Holding of its shares in TP SA (see Note 28 to the Consolidated Financial Statements) is subject to the same financial ratios conditions as in France Telecom SA’s syndicated credit line of € 15 billion. The financing may also become due in the event Kulczyk Holding becomes insolvent or defaults on its financial covenants. TP Group is committed to respect certain ratios and financial targets which have been renegotiated in the course of the first half of 2003. The principal ratio requires TP group’s (formerly TP SA) ratio of net financial debt to EBITDA* to be less than or equal to 3 (formerly 2.5). The calculation of this ratio is established on the basis of international accounting standards and EBITDA* is calculated on a rolling 12 months basis.

At June 30, 2003, the ratios calculated met the conditions required.

6.5. CREDIT RISK MANAGEMENT

Financial instruments that potentially subject France Telecom to concentrations of credit risk consist primarily of cash and cash equivalents, negotiable bills, marketable securities, trade accounts receivable and financial instruments used in hedging activities. The notional amounts, and carrying values, as well as the fair values of these financial instruments are presented in Note 22 to the Consolidated Financial Statements.

France Telecom considers as extremely limited its exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

France Telecom places its cash and cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups.

France Telecom enters into interest rate and foreign exchange instruments with major financial institutions. France Telecom believes that the risk of nonperformance by these counterparties is extremely low, since their credit ratings are continually monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding to which are applied coefficients, which take into account the remaining duration of the operation and the type of transaction.

Individual limits are established based on the counterparty’s credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

6.6. STOCK MARKET RISK

France Telecom holds approximately € 95 million treasury shares as of June 30, 2003, or slightly more than 4% of the share capital (compared to 8% at the end of 2002).

*	EBITDA as defined in agreements with financial institutions.

6.7. CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

6.7.1. Contractual obligations reflected in the balance sheet

	Payments due per period at June 30, 2003

(in millions of euros)	Total		Before end of June 2004		Between July 2004 and June 2006	Between July 2006 and June 2008	From July 2008

Short-term borrowings	2,661		2,661		—	—	—
FT SA used credit lines	1,223		1,223	(1)	—	—	—
Long-term borrowings	56,236		12,300		16,212	8,408	19,316
TP SA used credit lines	177	(2)	—		—	—	177
Orange used credit lines	1,633	(3)	1,025		443	107	58
Convertible bonds, exchangeable bonds and redeemable bonds(4)	8,110		2,653		5,457	—	—
Capital leases	406		74		57	82	193

CVR Equant(5)	2,077		2,077		—	—	—
Early retirement plan	4,727		750		1,679	1,394	904
UMTS vendor financing	540		540		—	—	—

Total	66,241		18,328		17,891	9,802	20,220

(1)	Amount before swap: € 330 million maturing in June 2004.
(2)	Amount before swap: € 200 million.
(3)	Amount before swap: € 1,633 million.
(4)	Maximum amounts without conversion or exchange.
(5)	As part of the Equant acquisition, France Telecom issued CVRs to certain beneficiaries. This commitment was, at December 2001, provisioned for maximum risk (see Note 23 to the Consolidated Financial Statements).

6.7.2. Off balance sheet contractual obligations

	Payments due per period at June 30, 2003

(in millions of euros)	Total	Before end of June 2004	Between July 2004 and June 2006	Between July 2006 and June 2008	From July 2008

Operating leases	6,798	1,000	1,733	1,555	2,510

Purchase commitments(1)
Investments re:
the Polish Treasury	3,297	952	1,681	664	—
Fixed assets	1,170	865	166	59	80
Other goods and services	3,850	1,846	827	432	745

Total	15,115	4,663	4,407	2,710	3,335

(1)	Off balance sheet commitments relating to financial investments detailed below, are not included in this chart.

•	Commitments related to leases

France Telecom leases land, buildings, equipment, vehicles and other items under lease agreements expiring at various dates during the next 12 years.

Moreover, as part of the divestment of part of its buildings (see Note 10 to the Consolidated Financial Statements), France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short-term. Management expects that leases that expire may or may not be renewed or replaced by other leases in the normal course of business.

Rental expense under operating leases posted to the income statement in the first half of 2003 amounts to € 616 million (€ 539 million at June 30, 2002 and € 831 million at December 31, 2002). This rental expense includes € 122 million relating to the buildings divested as part of the real estate divestment program in 2001 and 2002 and 19 million relating to the buildings divested as part of the real estate divestment program in 2003.

The table below shows future minimum lease payments due under non-cancelable capital and operating leases at June 30, 2003:

	At June 30, 2003

(in millions of euros)	Capital lease (1)	Operating lease (2)

07/2003 to 06/2004	87	1,000
07/2004 to 06/2005	45	888
07/2005 to 06/2006	34	845
07/2006 to 06/2007	32	810
07/2007 to 06/2008	67	745
07/2008 and after	238	2,510

Total of minimum future lease payments	503	6,798
Less interest payments	(97)	—

Present value of minimum commitments	406	6,798

(1)	Included in the borrowings set out in Note 18 to the Consolidated Financial Statements.
(2)	Including those contracted in relation to the sale of part of the real estate.

•	Orange in substance defeasance

As part of the lease agreements concluded in 1995 and 1997, Orange in the United Kingdom has deposited amounts equal to the present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s rental obligations. These funds, which totaled € 1,082 million at June 30, 2003 (€ 1,157 million at December 31, 2002), together with the interest earned thereon, will be used to settle Orange’s rental obligations under the leases.

These in substance early extinguishments of lease commitments result in the offset of the deposit amount and the capital lease obligation. Accordingly the related capital lease obligations are not shown in the above table. The operations result in a net credit which has been reflected in the consolidated balance sheet as deferred income that will be amortized to the statement of income over the lease term on a straight-line basis. This includes a provision, based on management assessment of likely outcomes, for possible future costs arising from variation in interest rates or tax rates.

Orange plc has received guarantees from its former shareholders, Hutchison Whampoa and British Aerospace, as well as third party insurance, to cover the payments under the 1995 finance leases, should the deposit banks become insolvent. In respect of the 1997 finance leases, the lessors bear the risk in the event of insolvency.

•	Commitments to purchase long-term assets and other goods and services

Commitments relating to purchases of network equipment, terminals and telecommunications connections:

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and into supply contracts with suppliers of terminals and other equipment, as well as various contracts with operators of telecommunications connections. The amounts of these purchases, part of multi-annual contracts, may fluctuate based on actual traffic. The most significant commitments are the following:

–	France Telecom is committed through a series of contracts to rent some of the satellites transmission capacities for a global amount of € 1,085 million at June 30, 2003; these commitments are spread out through 2015 in accordance with each contract.

–	In the ordinary course of its activities, Equant enters into multi-annual circuit lease contracts with third parties. At June 30, 2003, such commitments amounted to € 562 million. The financial risks related to these leases are partially offset by the income generated with customers.

–	Orange is committed to acquire equipment related to the development of UMTS networks in France and in the United Kingdom for an amount of € 526 million. Orange is also committed to purchase mobile telephony equipment (handsets) for an amount of € 292 million.

–	Freeserve is committed to Energis and British Telecom for purchases of network capacities in ports volume for an estimated amount of € 80 million.

These commitments reflect the anticipated requirements of France Telecom, therefore France Telecom management considers that they do not involve significant risk.

Commitments related to the production of directories

In the course of its activities, Pages Jaunes is committed with paper suppliers, printers and distributors through contracts covering periods of two or three years, for the production of the Pages Jaunes and l’Annuaire directories. These commitments are evaluated at € 119 million at June 30, 2003.

Commitments related to network construction and operation

In connection with the awarding of licenses, concession contracts or acquisition of businesses, France Telecom can be subject to certain obligations, not included in the table above, imposed by administrative or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. As a result, France Telecom will undertake significant investments in the future years as part of the network development plans in the countries where a license was granted to the Group. Non-compliance with these obligations can result in fines and other sanctions up to the withdrawal of licenses awarded. Management believes that France Telecom has the ability to meet these obligations to administrative or regulatory authorities.

Moreover, in certain exceptional cases, France Telecom is committed to perform or to vote in favor of evaluated investment programs. In particular:

–	As part of the acquisition of TP Group by the France Telecom / Kulczyk Holding consortium (see Note 3 to the Consolidated Financial Statements), France Telecom is committed to the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At June 30, 2003, the amount remaining to invest by TP Group under this program amounted to € 3,297 million (€ 4,066 million at December 31, 2002).

–	France Telecom (through its subsidiary FCR Vietnam) committed in July 1997 to VNPT, the Vietnamese fixed line telephony operator to ensure the service and installation of new telephone lines to Ho-Chi-Minh City. At June 30, 2003, approximately 330,000 lines had been installed. The construction period which started in July 1998 is expected to continue over a maximum duration of 7 years. The residual amount of the contribution initially planned amounts to US$370 million. However, given the contractual adjustments relating to a guaranteed minimum return rate and to the equipment usage rate, the total number of lines installed should be limited to 450,000 and the amount remaining to invest at June 30, 2003 should approximate US$90 million.

–	On July 15, 2003, Orange France S.A. and the two other mobile operators in France signed a Convention Nationale by which they jointly committed themselves to cover approximately 3,100 localities, representing deployment on approximately 2,250 sites, in connection with the French government’s expectations of coverage of certain low population zones, as identified by the Comité Interministériel d’Aménagement du Territoire (CIADT). The Convention Nationale provides for a first phase of deployment of approximately 1,250 sites to be completed by the end of 2004, in line with the prior commitment of the three French mobile operators dated 24 September 2002. The French State will assume part of the total cost of the deployment. Consequently, the amount of capital expenditure, which is expected to be incurred by each of the three French mobile operators, is currently estimated to be in a range of € 40 million to € 50 million, each operator being committed to deploy the same number of sites. The Convention Nationale also provides for a second phase of deployment on approximately 1,000 additional sites over the 2005 to 2006 period. The economic terms and conditions of this second phase of deployment will be agreed during the second half of 2003, which will result in an amendment of the initial Convention Nationale signed on July 15, 2003. The Management of France Telecom considers, to the best of its current knowledge, that this second phase of deployment is unlikely to have any material impact on its results of operations or financial position.

•	Commitments related to investment securities

Commitments to acquire or sell securities

(a) As part of the agreements between certain companies of the group and their partners within other subsidiaries or consortia, clauses relating to put or call options exist over shares held by partners as well as clauses relating to the transfer of such shares of which the most significant are:

TP SA

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, the consortium created by France Telecom and Kulczyk Holding held 47.5% of TP SA at October 31, 2001. The consortium also holds a call option enabling it to acquire a further 10% of the capital of TP SA in the event that the Polish State were to offer TP SA shares, an option exercisable at the same price as that proposed to institutional investors within this offer (see Note 30 to the Consolidated Financial Statements). In addition the shareholder agreement between France Telecom and Kulczyk Holding includes the following clauses relating to the transfer of TP SA shares: (i) France Telecom has a preemption right over any transfer of TP SA shares by Kulczyk Holding: (ii) France Telecom has a call option enabling it to purchase from Kulczyk Holding its original investment of 10% in TP SA (held through Tele-Invest) and its investment of 3.57% (held through Tele-Invest II) after July 2006 or earlier in the event of change of control or of violation of Kulczyk Holding’s obligations, at a price equal to the higher of the acquisition cost plus accrued interest and market value of the shares; (iii) Kulczyk Holding holds a put option enabling it to sell to France Telecom its original investment of 10% in TP SA and its further investment of 3.57% between October 2003 and January 2007, at a price equal to its acquisition cost plus accrued interest less dividends paid; the banks who financed the purchase by Tele-Invest and Tele-Invest II, 100% subsidiaries of Kulczyk Holding, of TP SA shares can also demand, under certain conditions (notably the insolvency of Kulczyk Holding or default on certain of its financial commitments, non respect by France Telecom of certain financial ratios – see Note 21 to the Consolidated Financial Statements) that France Telecom takes possession of all the shares which the banks may hold as security (or their rights on these shares) at a price equal to the residual credit plus interest. The amount of this commitment amounts to approximately € 2.1 billion at June 30, 2003, the commitment at term amounting to € 2.5 billion.

The evolution observed in the value of TP SA’s share price led France Telecom to record a provision for the difference between the commitment and the value in use of the TP SA shares to be received, i.e. a provision of € 571 million in 2002 increased to € 827 million at June 30, 2003 (See Notes 6 and 23 to the Consolidated Financial Statements).

If the Kulczyk Holding put option had been exercised at June 30, 2003, France Telecom’s interest in TP SA would have increased from 33.93% to 47.50%. This would have mainly resulted in an increase in borrowings of € 2.1 billion, an increase in goodwill of € 1.6 billion, and a decrease in minority interest of € 0.5 billion; the provision of € 827 million at June 30, 2003 would have then represented a partial depreciation of the additional goodwill recognized on TP SA.

San Salvador CTE

France Telecom sold in March 2000 24.5% of the shares which it held in the capital of Estel Co. LLC (“Estel”) to Central America Communications LLC (“CAC”). In the context of this sale, France Telecom granted CAC a put option exercisable in case of default of CAC under the terms of the credit agreement between CAC and Citibank. This put option was renegotiated on June 13, 2003. In accordance with this new amendment, the exercise price varies as following: between $115 million for all 490 CAC shares in Estel before October 10, 2003, falling to $82.5 million between October 11, 2003 and June 13, 2004, then $81.3 million between June 14, 2004 and September 15, 2004, then $60.5 million between September 16, 2004 and June 13, 2005, then $47.6 million between June 14, 2005 and September 15, 2005, then $29.7 million between September 16, 2005 and June 13, 2006, and $13.9 million between June 14, 2006 and June 16, 2007.

Tower Participations

Pursuant to the agreements signed upon the sale of TDF and the acquisition of approximately 36% of the capital of Tower Participations SAS (See Note 3 to the Consolidated Financial Statements), France Telecom is committed to subscribe, jointly with the other shareholders if Tower Participations SAS considers it is necessary, to convertible notes and exercise warrants prorata to its interest which represents for France Telecom a maximum commitment of € 50 million.

Wirtualna Polska / TP Internet

TP Internet, a 100% subsidiary of TP SA, has granted a put option on the shares of the company Wirtualna Polska SA held by the other shareholders. The exercise price is indexed on the number of unique users of Wirtualna Polska SA up to a maximum of US$66.40 per share. This option can be exercised between June 1, 2005 and June 1, 2006 if the average number of users is above 3 million in the 12 months preceding the exercise date of the option, or immediately if TP SA or one of its subsidiary launches an Internet site in competition with Wirtualna Polska SA’s site. At June 30, 2003, the minority shareholders of Wirtualna Polska hold 1,974,481 shares. TP Internet increased in June 2003 its stake in the capital of Wirtualna Polska SA from 50% to 55.83% and pursued its negotiations with the minority shareholders of Wirtualna Polska in order to acquire the remaining shares.

TP Internet has also granted a put option over 319,564 shares of the company Parkiet Media SA held by the other shareholders. This option enables them to sell their shares to TP Internet. It is exercisable for 50% of the shares in 2004 and 50% in 2005 at a price indexed on the sales and the net result of Parkiet Media SA for the year preceding the exercise of the option.

At June 30, 2003, France Telecom does not consider itself exposed to a significant risk related to these options which is not covered by a provision.

Orange Dominicana

Orange’s co-shareholder has a put option, exercisable on a quarterly basis between 2003 and 2007 at market value as appraised by an independent investment bank, whereby it can sell its 14% shareholding in this company. France Telecom believes, to the best of its current knowledge, that the financial exposure of France Telecom relating to this commitment is not significant.

(b) Moreover, France Telecom has agreed with its partners in some companies to clauses for forced or optional transfer of shares whose first objective is to ensure the respect of the commitments by the parties and the resolution of situations of disagreement. Most of these clauses provide for the determination of a transfer price on the basis of market value, generally as fixed by an expert. France Telecom considers that the start up status of many of the companies concerned gives a spread of values too large to be pertinent and that their publication would be prejudicial to France Telecom’s interest in normal negotiations between the parties in the event of the transfer clauses being applied.

Orange Slovensko

The shareholder agreements which govern the relationships between Orange and its partners in Slovakia provide for the exercise of put and call options in the event of serious breach by one of the shareholders or if the partners cannot reach an agreement on a major subject even after a process of mediation. These options are in general exercisable at market price. If Orange defaults on its commitments in Slovakia, the exercise price includes the damages and interests estimated to be paid to the other shareholders.

BITCO (Thailand)

If one shareholder of that company claims that one of its co-shareholders has committed a material breach under the terms of the shareholders’ agreement, and that claim is confirmed after dispute resolution procedures have been followed, the non-defaulting shareholder has a right to buy the defaulting party’s shares at 80% of market value or sell its own shares to the defaulting party at 120% of market value. An act of insolvency of either party also entitles the other to exercise put or call options on the same basis. However, neither party can be compelled to complete a share transfer in contravention of Thai law or without all applicable regulatory approvals. Thai law currently restricts foreign ownership of a telecommunications company to less than 50%, so Orange cannot effectively either exercise a call or be compelled to accept a put which would increase its present stake to 50% or above.

Mobinil (Egypt)

The shareholder agreements which govern relationships between Orange and Orascom provide for the exercise of put and call options in the event of a serious disagreement between the parties or change of control of one party. In the event of a serious disagreement, the options are exercisable at market price, which is based on ECMS’ stock price (a listed company of which Mobinil owns 51%) in accordance with calculation terms detailed in the shareholders agreement. In the event of a change in control of the shareholders, the exercise price corresponds to 115% of the market price. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom.

Sweden

Orange’s co-shareholders in 3G Infrastructure Services AB (“3Gis”), a joint venture jointly formed by Orange and two other operators in Sweden, have a call option on the interests held by Orange in 3Gis in the event of a breach by Orange of its financing obligations to 3Gis or if the UMTS license held by Orange Sverige AB is transferred to a third party. The exercise price is the nominal amount of the shares held by Orange Sverige AB in 3Gis. Following Orange’s decision to withdraw from the Swedish market, Orange’s interests in 3Gis were fully depreciated at December 31, 2002 (see Note 6 to the Consolidated Financial Statements). On May 8, 2003, Orange Sverige AB terminated the 3Gis joint-venture agreement as well as all other related contracts (see Note 29 to the Consolidated Financial Statements).

Denmark

In the event of a material default of Orange on its obligations as stated in the shareholders’ agreement for Orange Holding A/S, a Denmark subsidiary 67.2% held, the other shareholders can force Orange to purchase their shares in Orange Holding A/S at market value or, in the case where the default is notified before July 20, 2002 at a price corresponding to the lower of market value and the initial investment amount plus 15% per year. Minority shareholders have notified Orange of such a default before July 20, 2002 (See Note 29 to the Consolidated Financial Statements). In the event of a default by the other shareholders on their obligations, Orange and the non defaulting parties can purchase the shares of the defaulting shareholders at 75% of market value.

Novis / Clixgest

The shareholder agreement which governs relationships between France Telecom and Sonae, its partner in the companies Novis et Clixgest, provides for the exercise of put or call options in the event of serious default by one of the shareholders. The call options can be exercised at market price less 20%. The contracts governing the put options provide that Sonae would be entitled to exercise its option at market price plus 20% whereas France Telecom would be entitled to exercise its option at market price plus 40%, the difference in price being due to the control premium which Sonae benefits from.

Noos

France Telecom holds the right to dispose of its Noos shares if Suez sells its stake in Noos (“Tag Along”). However, Suez can compel France Telecom to sell its shares in Noos if (i) Suez sells its entire interest or a major part of its interest in Noos or (ii) such a sale involves at least 50% of the share capital of Noos (“Drag Along”). Finally, Suez and Morgan Stanley Dean Witter Capital Partners IV LLC hold a pre-emptive right on these Noos shares (“Right of First Refusal”).

Commitments related to sale of investments

As part of the agreements between certain companies of the group and the acquirers of certain subsidiaries or investments, France Telecom has accepted ordinary warranty clauses relating to assets and liabilities in the event of non respect of certain declarations made at the time of divestment. These warranties terminate over a period spread out until 2008 and the total maximum amount of the main warranties guaranteed in connection with all such disposals approximate € 2.5 billion. However, management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon is not significant with regard to France Telecom’s results and financial situation.

TDF

As part of the sale of Telediffusion de France (TDF), the shareholders’ agreement concluded between France Telecom, the investment funds and Caisse des Dépôts et Consignations gives control over Tower Participations SAS to the investment funds who in particular have the majority of representation in the supervisory board. The shareholders are committed, in the event of non respect of contractual provisions relating to the composition of the supervisory board or majority rules for the general meetings of Tower Participations SAS to pay on a pro rata basis a penalty of € 400 million to the investment funds.

Moreover, the shareholder agreement organizes the shareholder liquidity rights, setting out certain preemption rights for joint exit and joint divestment.

Finally, upon future divestment of the shares of Tower Participations France, the shareholders have committed to share the gain on their investment as follows:

–	between 0 and 12.5% of internal rate of return (IRR), the gain is shared on a pro rata basis of the shareholders’ contribution,

–	between 12.5 and 25% of IRR, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR,

–	once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of € 300 million bearing interest at 7% per annum.

Eutelsat

In the context of the Eutelsat divestiture, France Telecom signed an agreement with Eurazeo and financial investors of BlueBirds related to the distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares (see Note 3 to the Consolidated Financial Statements).

6.7.3. Conditional commitments

	Commitments by period at June 30, 2003

(in millions of euros)	Total	Before end of June 2004	Between July 2004 and June 2006	Between July 2006 and June 2008	From July 2008

Guarantees given to third parties by France Telecom(1)
As part of operating activities(2)	769	418	216	1	134
Sale of “carry-back” receivables	1,706				1,706
QTE leases	1,664	151	303	303	907

(1)	Warranties regarding fully and proportionally consolidated companies are not included (these warranties are presented in notes 28.1 and 28.2 to the Consolidated Financial Statements).
(2)	Amounts excluding assets and liabilities warranties relating to divestiture agreements.

•	Guarantees given in the course of business

The principal commitments of France Telecom for financial borrowings are set out in notes 18, 19 and 21 to the Consolidated Financial Statements.

In the course of its activities, the group gives certain guarantees of which the most significant at June 30, 2003 are as follows:

•	In February 2002, Orange and its co-shareholders in BITCO entered, on a joint and several basis, into a sponsor support deed in favor of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of THB 27 billion (and increased to THB 33 billion in November 2002, i.e. € 687 million at June 30, 2003) granted to TA Orange Company Limited, a 99.86% held subsidiary of BITCO. Under this agreement, Orange and its co-shareholders in BITCO have agreed to:

–	Inject cash in TA Orange Company Limited up to a maximum amount of US$175 million under limited circumstances (the main one being in the event of a cash shortfall in that company).

–	Moreover, in the event of changes in the regulatory environment prevailing in Thailand, and if this were combined with a cash shortfall in TA Orange Company Limited, Orange might incur additional funding commitments towards TA Orange Company Limited. Those additional funding commitments would represent the incremental costs that could eventually be incurred by TA Orange Company Limited as a result of such regulatory changes, over and above the regulatory costs estimated as agreed with the lenders. The Thai authorities have expressed their intention to establish a fair competitive regime for the telecommunications industry, however uncertainties exist with regards to the nature of these regulatory changes, their effective date and their economic impact on TA Orange Company Limited. Therefore, the potential financial consequences for Orange resulting from these regulatory changes due to its financial commitment described above, cannot be estimated at present.

–	Orange has committed to procure that TA Orange Company Ltd continues to operate and maintain its network, develop its business and its retail activities in a commercially prudent manner, and not abandon the project regardless of the basis of its entitlement to operate its network.

–	Orange must maintain control of WSB, a wholly owned subsidiary of Orange currently holding a 49% stake in BITCO, and WSB’s shareholding or voting rights in BITCO must always be, directly or indirectly, more than 40%.

•	Pursuant to a shareholders agreement, Orange is required to make available to Connect Austria Gesellschaft Für Telekommunikation GmbH, a 17.45% owned investment, a total maximum amount of € 68 million. Orange’s commitment expires in 2009.

•	Following the sale of Wind which became effective on July 1, 2003 (See Note 11 to the Consolidated Financial Statements), all agreements governing relationships between France Telecom, Enel and Wind were terminated (including call and put options on shares) and Enel is committed to release France Telecom of all financial commitments related to its 26.58% stake in Wind (notably funding commitments and guarantees) which resulted from these agreements.

•	Sale of carry back receivables

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for the years 2000 (€ 235 million) and 2001 (€ 1,471 million), as set out in Note 7 to the Consolidated Financial Statements, France Telecom has accepted a normal clause relating to the existence of sold receivables to the credit institution and is committed to indemnify it for any error or inexactitude noted in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a 3 year period beyond June 30, 2006 (2000 carry back) and June 30, 2007 (2001 carry back).

•	QTE Leases

As part of cross-operation leases (QTE lease) with distinct third parties, France Telecom gave and took for hire certain telecommunications equipment. The crossed rental flow and France Telecom remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the above table. Of this remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is taken as income over the period of this guarantee. France Telecom estimates that the risk of the guarantee being drawn upon, which amounts to US$1,902 million at June 30, 2003, is negligible.

6.7.4. Pledges and collateralized assets

In the ordinary course of its business, France Telecom gives certain guarantees of which the most significant at June 30, 2003, are as follows:

•	Shares and other assets owned by Orange have been pledged or awarded as guarantees to financial institutions in order to guarantee the repayment of bank loans and credit facilities contracted by Orange, the used portion amounting to € 1,827 million for Orange ( € 1,622 million for France Telecom) and totaling € 2,476 million for Orange ( € 2,271 million for France Telecom) at June 30, 2003. The main pledged assets relate to the following at June 30, 2003 :

–	substantially all of Orange Holdings UK’s and its subsidiaries’ fixed assets;

–	the business and substantially all the buildings owned by Mobistar S.A.;

–	Orange’s consolidated investments in Romania, Slovakia, Denmark, Egypt, Cameroon, Botswana, and Madagascar, and in its non consolidated subsidiaries in Portugal and in Sweden (being exclusively the investment of Orange Sverige AB in 3Gis).

The net book value of Orange assets being pledged, excluding Orange’s shares in consolidated subsidiaries, amounts at June 30, 2003 to € 10,540 million.

•	Within the framework of a credit agreement signed in March 2002 for the acquisition of equipment, TP Group pledged a certain number of assets for an amount of € 187 million to a bank pool.

•	As part of swaps contracts, France Telecom may be required to deposit guarantees, of which the amount recorded at June 30, 2003, is € 1,096 million.

At June 30, 2003, Management considers, to the best of its current knowledge that there are no existing commitments likely to have a significant impact on the current or future financial situation of France Telecom, other than those listed above.

7. CAPITAL EXPENDITURES AND INVESTMENTS

The following table sets forth information concerning France Telecom’s capital expenditures and investments for the six month periods ended June 30, 2003 and 2002.

	Six months ended June 30,

(in millions of euros)	2003	2002

Investments in tangible and intangible assets (excluding UMTS / GSM licenses)(1)	2,162	3,221
Investments in UMTS/GSM licenses	0	61
Financial investments(2)	56	907

(1)	See Note 4 to the Consolidated Financial Statements.
(2)	Excluding the repurchase of own shares (see section 6.1.2 “Net cash used in investing activities”) and net of cash acquired.

7.1. INVESTMENTS IN TANGIBLE AND INTANGIBLE ASSETS

7.1.1. Investments in tangible and intangible assets, excluding licenses

•	Change between the first half of 2002 and the first half of 2003:

Investments in tangible and intangible assets, excluding licenses decreased significantly between the first half of 2002 and the first half of 2003 (a decrease of 33% on a historical basis and 30% on a pro forma basis). This reduction was primarily due to the savings realized as a result of the implementation of the TOP program. See Section 1.2.2 “Results of the ‘TOP’ Operational Improvements Program for the First Two Quarters of 2003”. The most significant gains were achieved particularly in the “Orange” and “Fixed line, Distribution, Network, Large Customers and Operator” segments. Expenditures on tangible and intangible investments have been allocated to growth areas (such as ADSL), in order to ensure France Telecom’s long term growth in profitable businesses.

On a pro forma basis, such gains essentially derive from the “Orange” and “Fixed line, Distribution, Network, Large Customers and Operator” segments.

For the six month period ended June 30, 2003, investments in tangible and intangible assets, excluding licenses totaled € 2,162 million, compared to € 3,221 million for the period ended June 30, 2002 on a historical basis, and € 3,073 million on a comparable basis, and break down by segment as follows:

	Six months ended June 30,

(€ millions)	2003	2002 pro forma	2002 historical

Orange Segment	926	1,392	1,433
Wanadoo Segment	37	45	42
Fixed line, Distribution, Network, Large Customers and Operator Segment	626	1,036	1,113
Equant Segment	137	159	196
TP Group Segment	349	322	234
Other International Segment	97	110	195
Elimination and other items	(10)	8	8

Total France Telecom Group	2,162	3,073	3,221

•	Orange

Excluding UMTS and GSM licenses, investments in tangible and intangible assets of the “Orange” segment showed a significant decline, falling by 35.4% to € 926 million, for the first six months of 2003, compared to € 1,433 million for the first six months of 2002 on a historical basis.

On a comparable basis, the decrease was 33.5%. Orange’s strategy has remained unchanged and has enabled the Orange Group to offer an optimized network where it operates. In addition, Orange is about to begin a new phase of investment intended to solidify its growth. The decrease in tangible and intangible investments reflects the following:

–	In France, on the same basis of comparison, expenses related to investments in tangible and intangible assets decreased by 10%, as compared to June 30, 2002. This decrease was due to the slowdown in second generation expenditures and to minimized third generation expenses (UMTS).

–	In the United Kingdom, investments in tangible and intangible assets also decreased significantly (a 30% decrease on a comparable basis), compared to June 30, 2002, reflecting a slowdown in second generation expenses and expenses for acquisition and preparation of sites for the third generation telecommunications networks that were less significant than expected.

–	Orange’s investments in tangible and intangible assets in Rest of World decreased by more than half, mainly because of the finalization of network roll-out projects in Switzerland and The Netherlands, as well as the termination of operations in Sweden.

•	Wanadoo

Investments in tangible and intangible assets by the “Wanadoo” segment showed a significant decline, decreasing almost 14% between the first six months of 2002 and the first six months of 2003, on a historical basis.

On a comparable basis, Wanadoo’s investments in tangible and intangible assets decreased by almost 19% between the first six months of 2002 and 2003. The “Access and Portals” sub-segment showed a decrease of € 7 million on this same basis of comparison, while expenditures by the “Directories” sub-segment remained stable.

•	Fixed Line, Distribution, Network, Large Customers and Operators

Investments in tangible and intangible assets by the –Fixed Line, Distribution, Network, Large Customers and Operators– segment declined on a historical basis by 43.7% between June 30, 2002, and June 30, 2003, and by 39.6% on a comparable basis.

On a comparable basis, investments in the network, which represented 64% of investments in tangible and intangible assets for the segment for the six months ended June 30, 2003, showed an overall decrease of approximately 34% (or a savings of € 210 million). As a result of the rationalization and optimization of the networks, the major sources of investment declined, except for ADSL. In a context of limiting investments in tangible and intangible assets, expenses were focused on areas of growth for the Group and, in particular for the –Fixed Line, Distribution, Network, Large Customers and Operators– segment, on ADSL development. The most important changes involved the following:

–	For the local loop, spending declined by 22% at June 30, 2003 (or a savings of € 34 million). This drop was notably due to a reduction in small infrastructure operations.

–	Investments in switched telephony networks, other specialized networks, and common resources for these networks, decreased by 63%. This decrease resulted mainly from the completion of a modernization program for switched networks in France and a decrease in network spending, in particular for international networks. In addition, this decline was also due to the decrease in new transmission equipment and by rationalization of investments for high speed capacity.

–	The 22% increase in spending on ADSL between June 30, 2002 and June 30, 2003 was related to the objective of covering 90% of the population by 2005 and by the growth in customer base.

The other items (computers, real estate, terminals, public telephones, and intangible investments) of investment in tangible and intangible assets of the –Fixed Line, Distribution, Network, Large Customers and Operators– segment declined by 47%. After the immediate gains recorded during the first quarter of 2003 (see section 1.2.2 “Results of the ‘TOP’ Operational Improvements Program for the First Two Quarters of 2003”), the roll-out of the TOP CAPEX projects made it possible to continue efforts to reduce investments in tangible and intangible assets during the second half quarter of 2003:

–	real estate spending was down by € 29 million, or 60%, compared to the first six months of 2002;

–	computers showed a decline in spending of 75 million, or 34%;

–	public telephone spending decreased by 4 million, or 76%, due, among other things, to the non-renewal of investments undertaken in 2002 (EMV: Eurocard, Mastercard, Visacard).

•	Equant

Investments in tangible and intangible assets declined significantly, decreasing 30.2% on a historical basis.

On a comparable basis, this decrease was 14.1%. The major items of tangible and intangible asset expenditure at June 30, 2003 were:

–	“network and equipment”, in the amount of € 50 million;

–	“personnel and other tangible fixed assets”, in the amount of € 37 million,

–	“IRUs (Indefeasible Rights of Use) and other intangible assets”, in the amount of € 25 million.

•	TP Group

On a historical basis, expenditures for tangible and intangible assets increased 49.3% between the first six months of 2002 and the first six months of 2003.

Investments in tangible and intangible assets grew 8.2% on a comparable basis between June 30, 2002, and June 30, 2003.

This increase was essentially due to a program of real estate investment and customer relationship management tools.

Finally, spending on fixed telephone line services and infrastructure (“backbone”) was limited.

•	Other International

On a historical basis, the “Other International” segment showed a decrease of more than half in investments in tangible and intangible assets between June 30, 2002, and June 30, 2003. This decrease was due in part to changes in the scope of consolidation discussed above, Mobinil and ECMS, FTM Lebanon, and Casema.

On a comparable basis, spending on tangible and intangible fixed assets was down 12.0%, from € 110 million in the first six months of 2002 to € 97 million one year later.

7.1.2. Investments in UMTS / GSM licenses

Acquisitions of mobile phone licenses for the six month period ended June 30, 2002 included an amount of € 61 million with respect to an additional payment for the acquisition of a GSM license in the Ivory Coast.

On the balance sheet, the item “Telecommunication licenses”, as at June 30, 2003, relates primarily to the net value of operating licenses for UMTS and GSM wireless networks in the United Kingdom (€ 6.5 billion), in France ( € 0.6 billion), in Poland ( € 0.4 billion) and in The Netherlands (€ 0.4 billion). The postponement in deployment of the UMTS network and services has led France Telecom to review at June 30, 2003, as at December 31, 2002, the value in use of the United Kingdom UMTS license (with a net book value amounting to € 5.9 billion at June 30, 2003).

For a discussion of the amortization of Orange’s UMTS and GSM mobile telephone licenses, see section 2.1 “Orange — Operating income”.

7.2. FINANCIAL INVESTMENTS

•	For the six months ended June 30, 2003, net cash used in financial investments (excluding the purchases of treasury shares), amounted to € 56 million, and principally included the following:

–	The capital increase of Wind, subscribed for in amount equivalent to the percentage holding (26.575%) for € 35 million; and

–	Wanadoo’s repurchase of the minority interests in QDQ Media for € 12 million.

•	For the first half of 2002, net cash used in financial investments (excluding the purchases of treasury shares), amounted to € 907 million, and principally included the following:

–	the purchase for € 950 million of approximately € 103 million shares of Orange previously held by E.On, in payment for the sale of its holdings in OCH (formerly Orange Communications S.A., in Switzerland) to Orange S.A. This purchase was carried out within the framework of E.On’s exercise of its put option;

–	Orange’s acquisition of the remaining shares of OCH for € 16 million;

–	Orange’s subscription to the share capital increase of Optimus in Portugal for € 20 million;

–	Wanadoo’s purchase of an additional minority interest share in Indice Multimedia for € 23 million, increasing its holdings to 98.2%;

–	Wanadoo Portails’ purchase of a minority interest in Wanadoo Edition for € 7 million;

–	Wanadoo’s purchase of the access provider MyWeb in the Netherlands for € 5 million;

–	Net cash used in financial investments was also reduced by € 144 million, representing cash of the TP Group at April 1, 2002, the date of its consolidation.

8. OUTLOOK

In order to accelerate and consolidate the France Telecom Group’s organic growth, initiatives have been launched for growth projects within the “Top Line” program.

While aiming for excellence in its current activities, France Telecom will focus on accelerating growth in key areas to consolidate the company’s future through 2005 and beyond. With this perspective, France Telecom is especially committed to developing broadband services, business services, inter-operability and convergence between its fixed, wireless and Internet activities.

Fifty growth-initiative projects have thus far been identified and launched. These projects involve the entire France Telecom Group and are regularly reviewed by the executive committee. The growth initiatives depend on the innovation and collaboration of all the divisions of the France Telecom Group.

With the positive results recorded in the first half of 2003, France Telecom’s objectives for the full-year 2003 are to increase revenues 3 to 5% on a comparable basis and, by continuing with the TOP program for operational improvements, to generate more than € 16.8 billion in operating income before depreciation and amortization by the end of 2003 and an operating income of more than € 9.2 billion.

France Telecom confirms its target of a ratio of net debt to operating income before depreciation and amortization of less than 3 by the end of 2003, taking into account the goals of attaining investments in tangible and intangible assets between € 5.5 and € 6 billion and over € 4 billion(1) in free cash flow(2) (excluding asset disposals) dedicated to debt reduction.

(1)	This amount does not take into account investment of cash received from the capital increase in short-term marketable securities (SICAV de trésorerie) which, for accounting purposes, increases net cash used in investing activities.
(2)	Free cash flow: Net cash provided by operating activities less net cash used in investing activities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 12, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information